Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND BETWEEN

ATMOS ENERGY HOLDINGS, INC.

AND

CENTERPOINT ENERGY SERVICES, INC.

October 29, 2016

i

ii

Exhibits

Exhibit A-1	Form of Base Contract
Exhibit A-2	Form of Special Provisions to NAESB Base Contract
Exhibit A-3	Short Form Base Contract
Exhibit A-4	Form of Small Gas Service Contract
Exhibit A-5	Form of Small Gas Service Contract (Irrigation)
Exhibit B	Form of Non-Competition Agreement
Exhibit C	Form of Indemnity Escrow Agreement
Exhibit D	Transition Services Agreement List of Services

iii

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT is dated as of October 29, 2016 and is by and between CenterPoint Energy Services, Inc., a Delaware corporation (“Buyer”) and Atmos Energy Holdings, Inc., a Delaware corporation (“Seller”). Buyer and Seller are individually referred to herein as “Party,” and collectively referred to herein as the “Parties.” Capitalized terms used in this Agreement and not otherwise defined are defined in Section 1.1 hereof.

RECITALS

A. Seller owns all of the membership interests in Atmos Energy Marketing, LLC, a Delaware limited liability company (the “Company”).

B. The Company is a retail and wholesale supplier of natural gas and related services and owns contracts and other assets relating thereto.

C. On the terms and subject to the conditions set forth in this Agreement, Seller desires to sell and transfer to Buyer, and Buyer desires to purchase and acquire from Seller, all of the membership interests in the Company (the “Equity Interests”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used in this Agreement, the following terms shall have the following meanings unless the context otherwise requires:

“Affiliate” of a Person means a Person directly or indirectly controlled by, controlling or under common control with such Person. For the purposes of this definition, “control” means, when used with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

“Agreement” means this Membership Interest Purchase Agreement, as the same may be amended or supplemented from time to time, together with the exhibits and schedules hereto.

“Applicable Law” means any federal, state, local or municipal statute, law (excluding principles of common law), rule, or regulation, or any judgment, award, order, ordinance, writ, injunction, or decree of, any Governmental Entity to which a specified Person is subject.

“Assets” means the assets and properties of the Company.

“Asset Management Agreements” means Contracts between the Company and owners of natural gas transportation and storage assets pursuant to which the Company is granted the right to manage and control the capacity associated with proprietary and customer-owned transportation and storage assets.

“Books and Records” means files, data and documents in every medium stored or contained in Seller’s or the Company’s possession to the extent related to the Business or the Customers, including, without limitation, all (a) present and pending customer lists, (b) audio recordings of the Customers’ authorizations, (c) account numbers, (d) business reply cards, (e) past regulatory filings with applicable regulatory authorities, (f) other information necessary to enroll and continue servicing the Customers as customers of the Company after the Closing, (g) Tax Returns of the Company for all periods for which the statute of limitations remains open, and (h) information relating to daily natural gas inventory storage volumes injected and withdrawn and the associated pricing information and physical hedge information; provided, however, that “Books and Records” does not include: (i) any of the foregoing to the extent related to the Excluded Assets and Liabilities; (ii) information which, if provided to Buyer, would violate any Applicable Law or Order; and (iii) any valuations of or related to the Business.

“Business” means the retail and wholesale supply of natural gas and related services, and ownership of contracts and other assets relating thereto, including (a) aggregating and purchasing natural gas supply, arranging transportation and storage logistics and delivering gas to customers and (b) using customer-owned transportation and storage assets to provide services to customers, including furnishing natural gas supplies at fixed and market-based prices, contract negotiation and administration, load forecasting, gas storage acquisition and management services, transportation services, peaking sales and balancing services, capacity utilization strategies and gas price hedging through the use of financial instruments.

“Business Day” means any day other than Saturday or Sunday or any other day on which banks in Houston, Texas are permitted or required to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement between Atmos Energy Corporation and CenterPoint Energy Services, Inc. dated as of September 1, 2016.

“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, commitment, conditional sale contract, purchase or sale order, mortgage, license, franchise, insurance policy, power of attorney or other legally binding arrangement, whether written or oral.

“Customer” means each Person to whom the Company is providing retail or wholesale natural gas services.

“Customer Contracts” means all of Seller’s Contracts with Customers for the supply of natural gas.

“Disclosure Schedule” means the schedules of Seller attached to this Agreement.

“Easement Interest” means an easement, license, right of way or any other access right in real property.

“Encumbrances” means liens, pledges, options, security interests, charges, restrictions, claims, hypothecations, reservations and all other encumbrances or adverse rights or interests whatsoever (other than those created under applicable securities laws).

“Environment” means all soil, real property, air, water (including surface water, streams, ponds, drainage basins and wetlands), groundwater, sediments, land surface or subsurface strata and geologic formations, natural resources, fish, plant, wildlife, rare, threatened or endangered species or any other environmental media or natural resources.

“Environmental Claims” means any and all administrative or judicial actions, suits, orders, liens, notices, claims, notices of violation, complaints, Proceedings, requests for information, losses, costs (including investigation and response costs), expenses, liabilities, fines, penalties or damages (including natural resource damages) arising out of or related to: (i) any violation or alleged violation of or liability under any Environmental Law or Environmental Permit; or (ii) the presence, Release or threatened Release of any Hazardous Material.

“Environmental Laws” means all applicable federal, state and local, civil and criminal laws (including common law), regulations, rules, ordinances, codes, decrees, Orders, judgments, directives, or judicial or administrative orders relating to pollution or protection, investigation of the Environment, natural resources or human health and safety, including, without limitation, laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, threatened Release, transport, management, disposal or handling of Hazardous Materials. “Environmental Laws” includes, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §§ 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. §§ 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §§ 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. §§ 2601 et seq.), the Oil Pollution Act (33 U.S.C. §§ 2701 et seq.), the Emergency Planning and Community Right-to-Know Act (42 U.S.C. §§ 11001 et seq.), the Pipeline Safety Act (49 U.S.C. §§ 60101 et seq.), Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.) and all applicable other state and local laws analogous to any of the above, as amended.

“Environmental Permit” means all Permits or Governmental Approvals required under Environmental Laws.

“ERISA” means Employee Retirement Income Security Act of 1974, as amended.

“Fraud” means, with respect to the making of the representations and warranties pursuant to Article III or Article IV (as applicable) or in the certificate described in Section 6.2(b) or Section 6.3(a) (as applicable) by a Party, the making of such representations and warranties with actual knowledge that such representations and warranties made by such Party were actually breached when made, with the express intention that the other Party rely thereon.

“Funded Indebtedness” means, with respect to any Person, (a) all Indebtedness of such Person of the types described in clauses (i) or (iii) of the definition of “Indebtedness” and (b) to the extent related to Indebtedness of the types described in clauses (i) or (iii) of the definition of “Indebtedness,” all Indebtedness of such Person of the types described in clause (v) of the definition of “Indebtedness.”

“Gas Service Agreements” means pipeline, storage and LDC service agreements for the transportation, storage, distribution, delivery, exchange, balancing, aggregation, pooling, wheeling, parking or lending of natural gas by an interstate pipeline or storage service provider or a local gas distribution company or system.

“Governmental Approvals” means, collectively, any consent, license, registration, Permit or approval issued, granted, given or otherwise made available by or under the authority of any Governmental Entity pursuant to Applicable Laws.

“Governmental Entity” means any domestic or foreign national, state or local government, any subdivision, agency, board, commission, bureau, court, tribunal, or other instrumentality or authority thereof, or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder (to the extent that the rules, regulations or orders of such quasi-governmental or private body have the force of law).

“Hazardous Materials” means (a) any petrochemical or petroleum products, oil, radioactive materials, radon gas, coal ash, asbestos in any form, urea formaldehyde foam insulation, lead, lead containing materials, polychlorinated biphenyls, (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” “toxic pollutants” or words of similar meaning and regulatory effect under any applicable Environmental Laws and (c) any other chemical, material or substance, exposure to which is prohibited, limited or regulated by any Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person to pay the deferred purchase price of property; (iii) all obligations of such Person for the reimbursement of any obligor with respect to any letter of credit (except with respect to Letters of Credit (if any) that remain outstanding at Closing in accordance with the terms and conditions of Section 7.10 of this Agreement) to the extent drawn; (iv) all obligations of such Person under leases required to be capitalized in accordance with GAAP (but excluding any breakage costs, prepayment penalties or fees or other similar amounts payable in connection with any capitalized leases unless such breakage costs, prepayment penalties, fees or other similar amounts are due and will be paid at the Closing); and (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations.

“Indemnified Environmental Liabilities” means: (a) the presence, storage, transportation, treatment, disposal, discharge, Release, or recycling of Hazardous Materials, or the arrangement for such activities, on or prior to the Closing Date, at or to any Off-Site Location, by or on behalf of the Company; (b) any Environmental Claims arising from or related to the Business prior to the Closing Date (whether or not such Losses arose or were made manifest before the Closing Date or arise or become manifest on or after the Closing Date); (c) claims for loss of life, injury to persons or property or damage to the Environment or similar causes of action arising from or related to the Business prior to the Closing Date (whether or not such loss, injury or damage arose or were made manifest before the Closing Date or arise or become manifest on or after the Closing Date); (d) the presence or Release or threatened Release of Hazardous Materials on or prior to the Closing Date at any Real Property; (e) violations or alleged violations of, or noncompliance or alleged noncompliance with Environmental Laws or Environmental Permits on or prior to the Closing Date (whether or not such violations or noncompliance arose or were made manifest before the Closing Date or arise or become manifest on or after the Closing Date); and (f) any Contract, other consensual arrangement, or Order entered into or issued on or prior to the Closing Date pursuant to which any liability is assumed or imposed with respect to Environmental Laws or Hazardous Materials.

“Intellectual Property” means all intellectual, industrial and proprietary rights, whether domestic or foreign (including goodwill associated therewith), including all (a) patents and patent applications, (b) trademarks, service marks, trade names, trade dress and domain names, together with the goodwill associated exclusively therewith, (c) copyrights, including copyrights in computer software, (d) proprietary software, (e) trade secrets and (f) proprietary design rights, techniques, data, inventions, methods and other proprietary technical, business, research, development and other information.

“Intellectual Property Rights” means all Intellectual Property owned or purported to be owned by the Company and utilized in the Business.

“LDCs” means local distribution companies responsible for delivering natural gas to end-user customers’ meters.

“Leased Real Property” means the real property leased, subleased or otherwise occupied by the Company, as tenant, together with, to the extent leased by the Company, all buildings and other structures, facilities or improvements currently or hereafter located thereon.

“Losses” means any and all demands, claims, liabilities, losses, obligations, causes of action, damages, fines, penalties, costs, and expenses, including reasonable attorneys’ fees, costs and expenses, court costs, and other costs of suit.

“Material Adverse Effect” means any change, event, violation, inaccuracy or circumstance with respect to the Company or the Business that would reasonably be expected to, individually or together with any other such change, event, violation, inaccuracy or circumstance, (a) have a material adverse effect on the financial condition, results of operations, properties, assets or liabilities of the Company or (b) materially impede or delay the ability of Seller to consummate the transactions contemplated hereby, other than any change, event, violation, inaccuracy or circumstance that results from (i) disclosure of the identity of Buyer or any of its Affiliates as the acquiror of the Company, (ii) factors generally affecting the international, national or regional economy, financial markets, capital markets or commodities markets, (iii) any change in international, national, regional, or local regulatory or political conditions, (iv) any change in Applicable Law or an Order issued after the date hereof (other than an Applicable Law adopted or Order issued specifically with respect to the Company or the transactions contemplated by this Agreement), (v) any change in GAAP or other applicable accounting rules, (vi) any changes or developments in national, regional, state or local wholesale or retail markets for natural gas or related products including those due to actions by competitors or due to changes in commodities prices or hedging markets therefor, (vii) any changes or developments in national, regional, state or local natural gas transmission or distribution systems, (viii) any changes or developments in national, regional, state, or local wholesale or retail natural gas prices, (ix) acts consented to or requested by Buyer in writing, (x) any outbreak or escalation of hostilities or acts of war, terrorism or civil unrest, and (xi) any changes in weather or climate or acts of God, except, in the case of clauses (ii), (iii), (iv), (vi), (vii) or (viii), to the extent such changes or conditions disproportionately affect the Company relative to other participants in the industry in which the Company operates.

“Named Severance Eligible Employee” means an individual named in the list provided by Seller to Buyer prior to the date of this Agreement identifying the individuals who are to receive special severance benefits (as compared to other Acquired Employees) in accordance with Section 8.1(a) of this Agreement.

“Off-Site Location” means any real property other than the Real Property, including third party owned or operated real property.

“Orders” means any writ, judgment, decree, injunction, award, settlement or stipulation, decision, determination, ruling, subpoena or verdict or similar order entered, issued, made or rendered by any Governmental Entity (in each such case whether preliminary or final).

“Owned Real Property” all real property and interests in real property owned in fee by the Company, together with all buildings and other structures, facilities or improvements currently located thereon.

“Permits” means licenses, permits, variances, exemptions, tariffs, rate schedules and other authorizations of or from Governmental Entities.

“Permitted Encumbrances” means (a) claims, equities and other encumbrances arising under the Customer Contracts, (b) the encumbrances listed in Section 1.1(c) of the Disclosure Schedule, including, but not limited to, those which will be discharged or released either prior to or on the Closing Date, (c) liens for Taxes that are not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings if reserves with respect thereto are maintained in accordance with GAAP and reflected on Final Net Working Capital, (d) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company, or the validity or amount of which is being contested in good faith by appropriate proceedings if reserves with respect thereto are maintained in accordance with GAAP and reflected on Final Net Working Capital, or pledges, deposits or other liens securing statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (e) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Entities, (f) all rights of condemnation, eminent domain, or other similar rights of any Person, (g) all Encumbrances arising under approvals by any Governmental Entities that are listed on Section 1.1(d) of the Disclosure Schedule, (h) any right, interest, lien, title or other Encumbrance of a lessor or sublessor under any lease or other similar agreement or in the property being leased, (i) Encumbrances created by or through Buyer as of the Closing, (j) outbound licenses of Intellectual Property and (k) exceptions, restrictions, easements, imperfections of title, charges and rights-of-way, in each case that would not, individually or in the aggregate, materially detract from or materially diminish the value of or materially interfere with the use of any property or asset of the Company.

“Person” means any individual, corporation, partnership, joint venture, trust, limited liability company, unincorporated organization, Governmental Entity or other entity.

“Proceedings” means all proceedings, actions, claims, suits, investigations and inquiries by or before any arbitrator or Governmental Entity.

“Purchase and Sale Contracts” means any purchase and sale contracts for natural gas, including any forward, futures, option, swap, hedge, collar, cap, floor or similar contract regarding natural gas, and any other derivative instrument, contract or arrangement based thereon or on any related indices, regardless of whether such instrument, contract or arrangement provides for or results in physical delivery of natural gas or cash settlement.

“Real Property” means (i) Owned Real Property and (ii) Leased Real Property.

“Release” means any release, spill, emission, leaking, injection, deposit, disposal, discharge, dispersal, leaching, abandonment, pumping, pouring, emptying, dumping, or allowing to escape or migrate into or through the Environment, including the disposal or abandonment of barrels, containers, tanks or other receptacles.

“Representatives” means, with respect to any Person, the officers, directors, employees, agents, accountants, advisors, bankers and other representatives of such Person.

“Seller’s Knowledge” or “to Seller’s Knowledge” means the knowledge after due inquiry of each of Mark Bergeron, Ron Bahr, Rob Ellis, Louis Gregory, Chris Forsythe, Gary Vilas, David Tucker, Wade Sadler, Matt Robbins, Jeff Perryman, Harold Reid, Mike Haefner and Bret Eckert.

“Seller Retained Liabilities” means:

(a) all liabilities to be retained by Seller as expressly provided in Sections 8.1 and 8.2;

(b) any liability arising from the Company’s noncompliance on or prior to the Closing with any Applicable Law; and

(c) any liabilities arising from the Company’s breach of or default under any Company Contract on or prior to the Closing.

Notwithstanding the foregoing and for the avoidance of doubt, the term “Seller Retained Liabilities” shall not include the following:

(a) any liabilities of the Company reflected or reserved against in the Final Net Working Capital; or

(b) any liabilities to be assumed by Buyer as expressly provided in Sections 8.1 and 8.2.

“Solvent” means, with respect to any Person, (i) such Person is able to pay its liabilities as they become due in the usual course of its business, (ii) such Person does not have unreasonably small capital with which to conduct its present or proposed business, and (iii) such Person has assets (calculated at fair market value and present fair saleable value) that exceed its liabilities.

“Subsidiary” means, with respect to any Person, any other Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by such first Person.

“Tax” or “Taxes” means any and all federal, state, local or foreign income, gross receipts, capital gains, license, occupancy, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including Taxes under Section 59A of the Code), customs duties, exercise duties, capital stock, franchise, unincorporated business, profits, withholding, information, social security (or similar), Medicare, Medicaid, health care, employment, unemployment, disability, workers’ compensation, real property, personal property, unclaimed property, ad valorem, sales, use, transfer, registration, value added, alternative or add-on minimum, accumulated earnings, personal holding company, estimated, or other tax, contributions, report or assessment of any kind whatsoever (in the nature of a tax) imposed by any Governmental Entity, including any estimated payments related thereto, and any interest, penalty, fine, assessment, or addition thereto, whether disputed or not.

“Tax Returns” means any and all returns, reports and forms (including elections, declarations, amendments, schedules, information returns or attachments thereto) filed or required to be filed with a Governmental Entity with respect to Taxes.

“Termination Date” means February 2, 2017.

“Third Party” means any Person other than (a) Seller and its Affiliates or (b) Buyer and its Affiliates.

“Third Party Claim” means any claim, action or proceeding, or the commencement of any claim, action or proceeding, in each case with respect to a Loss or potential Loss made or brought by a Third Party.

“Transaction Expenses” means all legal, accounting and other out-of-pocket expenses or costs, in each case, incurred by the Company prior to the Closing Date and that are payable by the Company in connection with the negotiation, preparation or execution of this Agreement.

Section 1.2 Additional Definitions. The following contains a list of additional terms used in this Agreement and a reference to a Section hereof in which such term is defined:

Term	Section

Accounting Principles	Section 2.4(b)(i)
Acquired Employee	Section 8.1(b)
Acquisition Engagement	Section 12.16(a)
Adjusted Escrow Amount	Section 2.3
Adjustment Report	Section 2.4(f)
Affiliate AMAs	Section 3.6(a)(i)
Allocation	Section 2.5
Antitrust Laws	Section 7.11(b)
Authorization	Section 3.2
Awards	Section 8.2
Base Purchase Price	Section 2.2
Buyer	Preamble
Buyer Claims	Section 9.1(a)(i)
Buyer Closing Certificate	Section 2.4(c)
Buyer Documents	Section 4.2(a)
Buyer Fundamental Representations	Section 9.5
Buyer Plan	Section 8.1(c)
Buyer’s Closing Conditions	Section 5.2
Capitalization and Ownership	Section 3.4
Closing	Section 6.1
Closing Date	Section 6.1
Closing Date Accounts Receivable Schedule	Section 6.2(j)
Closing Net Working Capital	Section 2.4(c)
Closing Purchase Price	Section 2.2
COBRA	Section 3.26(f)
Company	Preamble
Company Contracts	Section 3.6(a)
Company Personal Property	Section 3.7
Company Plans	Section 3.26(a)
Company Registered IP	Section 3.27(a)
Company Trading Guidelines	Section 3.29
Consents	Section 3.5
Continuing Guarantees	Section 7.10(b)
Contracts of the Company	Section 3.6

Controlled Group Liability	Section 3.26(e)
Definitions	Section 1.1
Dispute Notice	Section 2.4(d)
Employment Agreements	Section 3.25(b)
Enforceability	Section 3.3
Equity Interests	Preamble
ERISA Affiliate	Section 3.26(a)
Escrow Agent	Section 2.3
Estimated Closing Balance Sheet	Section 2.4(b)(i)
Estimated Closing Net Working Capital	Section 2.4(b)(i)
Estimated Closing Statement	Section 2.4(b)(i)
Excluded Assets and Liabilities	Section 5.2(i)
Final Net Working Capital	Section 2.4(f), Section 2.4(d)
Final Real Estate Deduction Amount	Section 7.12(b)
Financial Information	Section 3.8(a)
FTC	Section 7.11(a)
GAAP	Section 2.4(b)(i)
Gibson Dunn	Section 12.16(a)
Inbound Software Agreements	Section 3.28
Indemnitee	Section 9.1(d)
Indemnitor	Section 9.1(d)
Indemnity Escrow	Section 2.3
Indemnity Escrow Agreement	Section 6.2(h)
Indemnity Escrow Amount	Section 2.3
Independent Accounting Firm	Section 2.4(e)
Lease Terms	Section 7.12(a)
Letters of Credit	Section 7.10(a)
Most Recent Balance Sheet	Section 3.8(a)
Multiemployer Plan	Section 3.25(e)
Multiple Employer Plan	Section 3.25(e)
Net Company Position	Section 3.29
Net Working Capital	Section 2.4(a)
Non-Competition Agreement	Section 6.2(f)
Notice of Claim	Section 9.1(d)
Optional Real Estate Assets	Section 7.12(a)
Option Notice	Section 7.12(a)
Organization and Good Standing	Section 3.1
Party	Preamble
Paying Party	Section 2.7
Payments and Charges	Section 2.7
Plan	Section 3.26(a)
PPACA	Section 3.25(f)
Preparation Period	Section 2.4(c)
Privacy Policy	Section 3.31(a)
Proscribed Recipient	Section 3.30
Purchase and Sale	Section 2.1

Purchase Price	Section 2.2
Purchase Price Adjustment	Section 2.4
Purchase Price Allocation	Section 2.5
Qualified Plan	Section 3.26(b)
Real Estate Valuation Firm	Section 7.12(b)
Real Property Lease	Section 3.17(a)
Receiving Party	Section 2.7
Review Period	Section 2.4(d)
Response Notice	Section 7.12(b)
Securities Act	Section 4.8
Seller	Preamble
Seller Claims	Section 9.1(b)(i)
Seller Closing Certificate	Section 2.4(c)
Seller Documents	Section 3.2(a)
Seller Indemnified Group	Section 9.1(b)
Seller’s Closing Conditions	Section 5.1
Seller’s Imbalance Amount	Section 2.6(a)
Shared Contract	Section 3.6(e)
Software	Section 3.27(a)
Tax Consideration	Section 2.5
Title	Section 3.7
Transfer Fees	Section 10.1
Transfer Taxes	Section 10.1
Transition Services Agreement	Section 6.2(i)
Undisputed Amount	Section 2.4(d)
Unresolved Claims	Section 2.3
Volumetric Gas Imbalance Amount	Section 2.6
Volumetric Gas Imbalance Report	Section 2.6(a)
WARN	Section 3.25(a)
Withholding	Section 2.8
Working Capital Amount	Section 2.2

ARTICLE II

THE TRANSACTIONS

Section 2.1 Purchase and Sale. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing (as hereinafter defined), Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase and acquire from Seller, all of the Equity Interests free and clear of all Encumbrances.

Section 2.2 Purchase Price. In consideration of the transfer to Buyer of the Equity Interests, and in accordance with this Agreement, Buyer shall pay to Seller at the Closing by wire transfer of immediately available funds to such account as may be designated by Seller, an amount in cash equal to (a) Forty Million Dollars ($40,000,000) (the “Base Purchase Price”), plus (b) Eighty-Four Million Three Hundred Thirteen Thousand Nine Hundred and Fifty Three

Dollars ($84,313,953) (the “Working Capital Amount”), minus (c) any unpaid Indebtedness of the Company as of the close of business on the day immediately preceding the Closing Date, minus (d) the Indemnity Escrow Amount, minus (e) any unpaid Transaction Expenses, and minus (f) if applicable, the Final Real Estate Deduction Amount (such amount, the “Closing Purchase Price”), subject to the adjustments determined pursuant to Section 2.4 below (as adjusted, the “Purchase Price”).

Section 2.3 Indemnity Escrow. On the Closing Date, Buyer shall, pursuant to the Indemnity Escrow Agreement, deposit with Wells Fargo, National Association (the “Escrow Agent”) as a holdback of a portion of the Purchase Price, an amount equal to Seven Million Dollars ($7,000,000) (the “Indemnity Escrow Amount”). Any payment that Seller is obligated to make to the Buyer Indemnified Group pursuant to Article IX shall be paid first from the Indemnity Escrow Amount, and Buyer and Seller shall deliver instructions to the Escrow Agent pursuant to the Escrow Agreement directing that any such payment be so made. If the Indemnity Escrow Amount is insufficient to pay any such amounts, Seller shall be obligated to make such payments to the Buyer Indemnified Group pursuant to, and subject to the limitations in, Article IX. On the date that is twelve (12) months from the Closing Date, Buyer shall instruct the Escrow Agent to distribute to Seller an amount (which shall not be less than zero) equal to (1) the remaining balance of the Indemnity Escrow Amount less (2) the amount of any claims for indemnification under Article IX asserted by Buyer prior to such date but not yet resolved (“Unresolved Claims”) less (3) an amount equal to Four Million Dollars ($4,000,000) (the “Adjusted Escrow Amount”). On the date that is twenty four (24) months from the Closing Date, Buyer shall instruct the Escrow Agent to distribute to Seller an amount (which shall not be less than zero) equal to (A) the remaining balance of the Adjusted Escrow Amount less (B) the amount of any Unresolved Claims. The Adjusted Escrow Amount retained for Unresolved Claims shall be released by the Escrow Agent (to the extent not utilized to pay the Buyer Indemnified Group for any such claims resolved in favor of the Buyer Indemnified Group) upon resolution of such claims in accordance with Article IX, and Buyer and Seller shall deliver instructions to the Escrow Agent pursuant to the Escrow Agreement directing that any such payment be so made.

Section 2.4 Purchase Price Adjustment.

(a) For purposes of this Agreement, including the determination of the Estimated Closing Net Working Capital, Closing Net Working Capital and the Final Net Working Capital, the term “Net Working Capital” shall have the meaning and will be calculated as set forth on Section 2.4 of the Disclosure Schedule.

(b) Closing Date Purchase Price Adjustment.

(i) Not later than three (3) Business Days prior to the Closing Date, Seller shall provide Buyer with an estimated balance sheet of the Company as of the open of business on the Closing Date (the “Estimated Closing Balance Sheet”) and a statement of the estimated Net Working Capital, derived from the Estimated Closing Balance Sheet (“Estimated Closing Net Working Capital” and, together with the Estimated Closing Balance Sheet, the “Estimated Closing Statement”). Except as otherwise provided on Section 2.4 of the Disclosure Schedule, the

Estimated Closing Net Working Capital shall be calculated by Seller in accordance with generally accepted accounting principles (“GAAP”) applied on a basis consistent with the accounting methods, policies, practices and procedures that were used in preparation of the Most Recent Balance Sheet (except to the extent such methods, policies, practices and procedures of the Company used in preparing the Most Recent Balance Sheet are not consistent with GAAP) (collectively, “Accounting Principles”), and shall not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby.

(ii) If Estimated Closing Net Working Capital is less than the Working Capital Amount, the Purchase Price payable at Closing will be decreased by the difference between Estimated Closing Net Working Capital and the Working Capital Amount. If Estimated Closing Net Working Capital is more than the Working Capital Amount, the Purchase Price payable at Closing will be increased by the difference between Estimated Closing Net Working Capital and the Working Capital Amount.

(c) As promptly as practicable, but no later than one-hundred and twenty (120) days after the Closing Date (the “Preparation Period”), Buyer will cause to be prepared and delivered to Seller a certificate (the “Buyer Closing Certificate”) signed by an officer of Buyer setting forth a calculation of the Net Working Capital of the Company, as of the Closing Date (the “Closing Net Working Capital”). The Buyer Closing Certificate shall be accompanied by reasonably detailed documentation showing Buyer’s calculation of the Closing Net Working Capital. During the Preparation Period, Buyer and its accountants will be provided access at all reasonable times to Seller’s personnel, books and records for the purpose of preparing the Buyer Closing Certificate. If Buyer does not deliver the Buyer Closing Certificate to Seller within the Preparation Period, at the election of Seller, (i) Buyer will be deemed to have waived the right to object to any items set forth in the Estimated Closing Statement and all such items will be deemed to be final and binding on the Parties and will be non-appealable and may be enforced by any court having proper jurisdiction for purposes of determining the final Purchase Price, as described below in this Section 2.4, or (ii) Seller will cause to be prepared and delivered to Buyer, no later than forty-five (45) days after the expiration of the Preparation Period, a certificate (the “Seller Closing Certificate”) signed by an officer of Seller setting forth a calculation of the Closing Net Working Capital and accompanied by reasonably detailed documentation showing Seller’s calculation of the Closing Net Working Capital. Except as otherwise provided on Section 2.4 of the Disclosure Schedule, the Closing Net Working Capital shall be calculated in accordance with the Accounting Principles and shall not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated hereby. The Buyer Closing Certificate or Seller Closing Certificate, as applicable, shall, in respect of the Closing Net Working Capital reflected thereon, present fairly in all material respects the Closing Net Working Capital as calculated in accordance with this Agreement.

(d) During the thirty (30) day period following Seller’s receipt of the Buyer Closing Certificate or during the thirty (30) day period following the expiration of the Preparation Period if Seller elects to prepare and deliver a Seller Closing Certificate in accordance with Section 2.4(c), as applicable (either such period, the “Review Period”), Seller and its accountants shall be provided access at all reasonable times to the Company’s personnel, books and records for the purpose of reviewing the Buyer Closing Certificate or preparing the Seller Closing Certificate, as applicable. On or prior to the last day of the Review Period, Seller may deliver either (i) if Seller disagrees in any respect with any item or amount shown or reflected in the Buyer Closing Certificate or with the calculation of the Closing Net Working Capital, a notice to Buyer setting forth, in reasonable detail, each disputed item or amount and the basis for Seller’s disagreement therewith or (ii) if so elected by Seller in accordance with Section 2.4(c), the Seller Closing Certificate (either such notice or certificate, the “Dispute Notice”). The Dispute Notice shall set forth Seller’s position as to the proper Closing Net Working Capital. If no Dispute Notice is received by Buyer on or prior to the last day of the Review Period and Buyer previously delivered a Buyer Closing Certificate pursuant to this Agreement, the Buyer Closing Certificate shall be deemed accepted by Seller, whereupon (1) the Closing Net Working Capital reflected on the Buyer Closing Certificate shall be deemed to be the “Final Net Working Capital,” and (2) Buyer or Seller, as the case may be, will pay to the other Party the amount owing in accordance with Section 2.4(g) hereof. In the event that Seller timely delivers a Dispute Notice to Buyer, Buyer or Seller, as the case may be, will pay to the other Party any undisputed portion of the amount determined under Section 2.4(c) hereof which would be payable regardless of how the matters set forth in the Dispute Notice are resolved (the “Undisputed Amount”).

(e) For twenty (20) days after Buyer’s receipt of a Dispute Notice, if any, the Parties shall endeavor in good faith to resolve by mutual agreement all matters in the Dispute Notice. In the event that the Parties are unable to resolve by mutual agreement any matter in the Dispute Notice within such 20-day period, Buyer and Seller hereby agree that they shall engage BDO USA, LLP (the “Independent Accounting Firm”) in respect of this Section 2.4 and promptly execute a reasonable and customary engagement letter with the Independent Accounting Firm, if requested to do so by the Independent Accounting Firm. Seller and Buyer shall submit the disputed matters, as described in the Dispute Notice, together with such arguments as either of them choose to make in connection therewith, in writing to the Independent Accounting Firm within twenty (20) days after the Independent Accounting Firm’s engagement.

(f) Seller and Buyer shall use commercially reasonable efforts to cause the Independent Accounting Firm to resolve the disputed matters based upon the materials submitted to it pursuant to the last sentence of Section 2.4(e) hereof within thirty (30) days following the submission of such materials. The Independent Accounting Firm shall determine, based solely on presentations by Seller and Buyer, and not by independent review, only those issues in dispute specifically set forth in the Dispute Notice and shall render a written report to Seller and Buyer (the “Adjustment Report”) in which the Independent Accounting Firm shall, after considering all matters set forth in the Dispute Notice, determine what adjustments, if any, should be made to the Buyer Closing Certificate or Seller Closing Certificate, as applicable, solely as to the disputed items and shall determine the appropriate Final Net Working Capital on that basis. The Adjustment Report shall set forth, in reasonable detail, the Independent Accounting Firm’s determination with respect to each of the disputed items or amounts specified in the Dispute Notice, and the revisions, if any, to be made to the Buyer Closing Certificate or the Seller Closing Certificate, as applicable, and the Closing Net Working Capital, together with supporting calculations. In resolving any disputed item, the Independent Accounting Firm: (i) shall be bound to the principles of this Section 2.4, (ii) shall limit its review to matters specifically set forth in the Dispute Notice, (iii) shall limit its review to correcting mathematical errors and determining whether disputed items were determined in accordance with Accounting Principles and this Agreement and (iv) shall not assign a value to any item higher than the highest value for such item claimed by either Party or lower than the lowest value for such item claimed by either Party; provided, however, that to the extent the determination of the value of any disputed item affects any other item used in calculating the Closing Net Working Capital, such effect may be taken into account by the Independent Accounting Firm. All fees and expenses of the Independent Accounting Firm shall be split equally by Buyer and Seller. If a retainer is required by the Independent Accounting Firm, the retainer shall be split equally between Buyer and Seller; provided, however, that the retainer shall be considered part of the fees and expenses of such Independent Accounting Firm and if either Party has paid more than its equal share of such retainer, such Party shall be entitled to be reimbursed by the other Party to the extent required by this Section 2.4. The Adjustment Report, absent fraud, shall be final and binding upon Buyer and Seller, shall be deemed a final arbitration award that is binding on each of Buyer and Seller, and no Party shall seek further recourse to courts, other tribunals or otherwise, other than to enforce the Adjustment Report. Judgment may be entered to enforce the Adjustment Report in any court having proper jurisdiction. Upon the issuance of the Adjustment Report the Closing Net Working Capital reflected in the Adjustment Report shall be deemed to be the “Final Net Working Capital,” and Buyer or Seller, as the case may be, will pay to the other Party the amount owing in accordance with Section 2.4(g) hereof.

(g) Effective upon the end of the Review Period (if a timely Dispute Notice is not delivered), or upon the resolution of all matters set forth in the Dispute Notice by mutual agreement of the Parties or by the issuance of the Adjustment Report (if a timely Dispute Notice is delivered), (i) if Final Net Working Capital is greater than Estimated Closing Net Working Capital, the Purchase Price shall be increased by the excess of Final Net Working Capital over Estimated Closing Net Working Capital and Buyer shall promptly, but no later than ten (10) Business Days after such final determination, pay to Seller the amount of such difference, and (ii) if Final Net Working Capital is less than Estimated Closing Net Working Capital, the Purchase Price shall be decreased by the excess of Estimated Closing Net Working Capital over Final Net Working Capital and Seller shall promptly, but no later than ten (10) Business Days after such final determination, pay to Buyer the amount of such difference. Any such payment shall be made by wire transfer of immediately available funds to an account or accounts designated by Buyer or Seller, as the case may be, at least two (2) Business Days prior to the applicable payment date, and in the absence of any such designation by certified check mailed to such Party at such Party’s notice address.

(h) The Parties agree that the purpose of calculating Closing Net Working Capital and the related adjustments to the Purchase Price is to validate, and measure any change in, Net Working Capital, and this Section 2.4 is not intended to, and the calculation of Closing Net Working Capital shall not, introduce different judgments, accounting methodologies (including with respect to accruals and reserves), policies, principals, practices, procedures or classifications than the Accounting Principles.

(i) At the sole option of Buyer, any payment to be made by Seller to Buyer pursuant to Section 2.4(g) may be made as a payment from the Indemnity Escrow Amount. If Buyer elects not to withhold such amount from the Indemnity Escrow Amount, it shall notify Seller and Seller shall make such payment in accordance with Section 2.4(g).

Section 2.5 Purchase Price Allocation. Seller and Buyer agree that the total Purchase Price (and any other amounts treated as taxable sales consideration for applicable income tax purposes, including any amounts treated as assumed liabilities) (the “Tax Consideration”) shall be allocated among the Assets (the “Allocation”). Buyer shall prepare, or cause to be prepared, such Allocation, and deliver a copy of such Allocation to Seller no later than one hundred eighty (180) days after the Closing for review and comment. Seller shall notify Buyer in writing of any comments to such Allocation no later than thirty (30) days following receipt of such Allocation from Buyer. If Seller objects in writing during such thirty (30) day period, the Parties shall cooperate in good faith to reach a mutually agreeable allocation of the Tax Consideration, which allocation shall be binding on the Parties. If the Parties are unable to reach an agreement, any disputed items shall be referred to the Independent Accounting Firm for resolution, and the determination of the Independent Accounting Firm shall be final and binding on the Parties. The fees and expenses of the Independent Accounting Firm shall be allocated between Buyer and Seller in the same proportion that the aggregate amount of the disputed items submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such Party (as finally determined by the Independent Accounting Firm) bears to the total amount of such disputed items so submitted. If Seller does not provide Buyer with any comments within such period, the Allocation provided to Seller by Buyer shall be treated by the Parties as the agreed upon Allocation of the Tax Consideration for all applicable purposes. Any subsequent adjustments to the Tax Consideration shall be reflected in the Allocation of the Tax Consideration hereunder in a manner that is consistent with the Allocation. The Tax Consideration paid by Buyer shall be allocated by the Parties in accordance with the Allocation (or any subsequent adjustment to such Allocation), and all Tax Returns or other applicable documentation (including IRS Form 8594 and any other applicable forms for federal, provincial, state, local or foreign tax purposes) filed by each of the Parties shall be prepared consistently with such Allocation (or any subsequent adjustment to such Allocation). Further, neither Party shall take any Tax position that is inconsistent with such Allocation (or any subsequent adjustment to such Allocation). Seller shall cooperate with Buyer in good faith to prepare such Allocation (and any subsequent adjustment to such Allocation), including timely making available to Buyer and its representatives all records and information necessary in connection with the preparation of such Allocation (or any subsequent adjustment to such Allocation).

Section 2.6 Volumetric Gas Imbalance Amount. Seller and Buyer agree as follows:

(a) Buyer shall deliver a copy of each report of volumetric natural gas imbalances (a “Volumetric Gas Imbalance Report”) for each of the LDCs or pipelines with whom the Company has agreements for the delivery or transportation of natural gas as of the Closing Date to Seller within twenty (20) Business Days following Buyer’s receipt of the Volumetric Gas Imbalance Report from such LDC or pipeline to the extent such report covers any portion of the year ending December 31, 2016. Buyer and Seller shall instruct each LDC or pipeline to, based on the Closing Date, calculate Seller’s Volumetric Gas Imbalance Report separate and apart from Buyer’s Volumetric Gas Imbalance Report in each Volumetric Gas Imbalance Report. In respect of the period ending on the Closing Date, the volumetric natural gas imbalances attributable to such period and pertaining to each such LDC or pipeline multiplied by the applicable index price for natural gas set forth in the tariff or contract with such LDC or pipeline (or, if the tariff or contract does not specify an index price, the applicable index price for the applicable market) shall be for the account of Seller (the “Seller’s Imbalance Amount”), subject to reduction for imbalance amounts set forth as a current liability in Final Net Working Capital. All volumetric natural gas imbalances pertaining to each such LDC and pipeline for the period beginning after the Closing Date shall be for the account of Buyer. Promptly following receipt of the Volumetric Gas Imbalance Report, Buyer shall deliver to Seller a statement showing Seller’s Imbalance Amount attributable to such report.

(b) If Seller disagrees with a Seller’s Imbalance Amount, Seller shall, within ten (10) Business Days after receipt of such statement, deliver a notice to Buyer disagreeing with Seller’s Imbalance Amount and setting forth Seller’s calculation of Seller’s Imbalance Amount. Upon Buyer’s receipt of such notice of disagreement, Buyer and Seller shall, during the fifteen (15) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine Seller’s Imbalance Amount and the calculation thereof.

(c) Within five (5) Business Days following determination of Seller’s Imbalance Amount (including if Seller does not deliver a notice of disagreement within ten (10) Business Days pursuant to Section 2.6(b)), if (A) such amount is positive, Buyer shall remit Seller’s Imbalance Amount to Seller and (B) if such amount is negative, Seller shall remit Seller’s Imbalance Amount to Buyer, in each case by wire transfer of immediately available funds into an account designated by the receiving Party.

Section 2.7 Payments and Charges. Each Party agrees that if any Party (“Receiving Party”) receives any payment that under the terms and provisions of this Agreement should have been paid to the other Party, the Receiving Party shall remit such payment to the other Party as soon as reasonably practicable after its receipt. Each Party agrees that if any Party (“Paying Party”) inadvertently pays any expense or charge that should have been paid by the other Party pursuant to the terms of this Agreement, the Paying Party can invoice the other party for such amount, such invoice to provide sufficient supporting documentation to permit the other Party to verify the appropriateness of the charge and that such charge should be paid by such other Party, and the other Party shall, if appropriate, remit to the Paying Party such amount as soon as reasonably practicable after its receipt of such invoice.

Section 2.8 Withholding. Buyer (and any other Person that has any withholding obligation with respect to any payment made pursuant to this Agreement) shall be entitled to deduct and withhold from the Purchase Price and any amounts otherwise payable pursuant to this Agreement to any Person such amounts as Buyer or such other Person is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable provision of Applicable Law; provided, however, that Buyer (or any other Person that believes it has any withholding obligation with respect to any payment made pursuant to this Agreement) shall notify Seller prior to deducting and withholding from any consideration otherwise payable to any Person pursuant to this Agreement and shall reasonably cooperate with Seller, at Seller’s sole cost and expense, in seeking to reduce or eliminate any such deduction or withholding. To the extent that amounts are so withheld, such withheld amounts will be timely paid over to the applicable tax authority in accordance with Applicable Law and will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows:

Section 3.1 Organization and Good Standing.

(a) Seller (i) is a corporation that is duly formed and validly existing under the laws of the State of Delaware and (ii) has all requisite corporate power and authority to execute, deliver and perform this Agreement.

(b) The Company is a limited liability company that is duly formed and validly existing under the laws of the State of Delaware.

(c) The Company is duly qualified in each jurisdiction where such qualification is necessary because of its conduct of business, except where the failure to be so qualified would not be material.

(d) The Company has all requisite limited liability company power and authority and the legal right to own and operate its properties and to conduct its business, including the Business, as currently conducted.

Section 3.2 Authorization.

(a) The execution, delivery and performance by Seller of this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement to be executed by Seller in connection with the consummation of the transactions contemplated by this Agreement (together with this Agreement, the “Seller Documents”) and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on its part.

(b) The execution, delivery and performance of this Agreement and each of the other Seller Documents by Seller and the consummation by it of the transactions contemplated hereby do not and will not:

(i) violate or breach its organizational documents or the organizational documents of the Company,

(ii) violate or breach any Applicable Law binding on it or the Company, or

(iii) result in any breach of, or constitute a default under, or give to others any rights of termination, payment, amendment, acceleration or cancellation of, any Company Contract, or result in the creation of any Encumbrance on the Equity Interests or any of the assets of the Company, except, in the case of clause (ii) or (iii), for any such violations, breaches, defaults or other occurrences that arise as a result of any facts or circumstances relating to Buyer or any of its Affiliates. Seller has delivered to Buyer true and complete copies of all organizational documents of the Company.

Section 3.3 Enforceability. This Agreement is, and each of the other Seller Documents when executed and delivered will be, the legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except that such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally, and (b) equitable principles which may limit the availability of certain equitable remedies in certain instances.

Section 3.4 Capitalization and Ownership.

(a) The Equity Interests have been legally and validly issued.

(b) The Equity Interests represent 100% of the membership interests of the Company. Seller holds of record and owns, and will transfer or cause to be transferred to Buyer on the Closing Date, the Equity Interests free and clear of all Encumbrances.

(c) There are no outstanding securities convertible into, exchangeable for, or carrying the right to acquire securities or any other equity interests, including the Equity Interests, of the Company.

(d) The Company has no Subsidiaries and does not own any equity interests in any other Person, and has not had any Subsidiaries or owned any equity interests in any other Person at any time since September 30, 2013.

Section 3.5 Consents. Except as set forth in Section 3.5 of the Disclosure Schedule, no authorization, approval or consent of, or filing with or notification to, any (i) Governmental Entity is required to be obtained or given by Seller or the Company in connection with the execution, delivery or performance of this Agreement and the other Seller Documents and the consummation of the transactions contemplated hereby and thereby, or the validity and effectiveness on or after the Closing Date of any Customer Contract, except (A) for any filings required to be made under the HSR Act, (B) for such filings as may be required by any applicable federal or state securities or “blue sky” laws or (C) as may be necessary as a result of any facts or circumstances relating to Buyer or any of its Affiliates or (ii) Person other than a Governmental Entity is required to be obtained or given by Seller or the Company in connection with the execution, delivery or performance of this Agreement and the other Seller Documents and the consummation of the transactions contemplated hereby and thereby, except as may be necessary as a result of any facts or circumstances relating to Buyer or any of its Affiliates.

Section 3.6 Contracts of the Company.

(a) Section 3.6(a) of the Disclosure Schedule sets forth a complete list of the following Contracts to which the Company is a party as of the date hereof, excluding any Contracts included within the Excluded Assets and Liabilities (collectively, the “Company Contracts”):

(i) all Asset Management Agreements between the Company and Seller or its Affiliates (the “Affiliate AMAs”);

(ii) all other Asset Management Agreements;

(iii) all Purchase and Sale Contracts;

(iv) all Gas Service Agreements;

(v) all Contracts with a broker, sales partner or distribution partner that is engaged in soliciting customer relationships on behalf of the Company;

(vi) all capital leases, loan agreements, notes, guarantees, and contracts and agreements relating to Indebtedness, or the mortgage, pledge or transfer of, or the grant of a security interest or other Encumbrance in, any asset of the Company;

(vii) any Contract for employment, independent contractor agreement, consulting, severance, termination, bonus, or similar agreement, or any other agreement that will require the Company to make a payment to any Person as a result of the consummation of the transactions contemplated by this Agreement;

(viii) all Contracts between the Company, on the one hand, and Seller or any of its other Affiliates on the other;

(ix) all Contracts for joint ventures, strategic alliances or partnerships;

(x) all Contracts that limit or purport to limit the ability of the Company to compete in any line of business or with any Person or in any geographic area or during any period of time;

(xi) all Contracts pursuant to which the Company grants any license of Intellectual Property, other than non-exclusive licenses granted to customers substantially on the Company’s standard form, a copy of which has been made available to Buyer; and

(xii) all Contracts (including Customer Contracts) not otherwise set forth on Section 3.6(a) of the Disclosure Schedule, the performance of which would reasonably be expected to involve the receipt of or payment by the Company in excess of $50,000 per year or in excess of $100,000 over the remaining term of such contract.

(b) Each Company Contract (i) is a valid, binding and enforceable obligation of the Company and, to Seller’s Knowledge, the other parties thereto, in accordance with its terms and conditions, except that such enforceability may be limited by (1) applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally, and (2) equitable principles which may limit the availability of certain equitable remedies in certain instances, and (ii) is in full force and effect. The Company is not in breach of or default under any Company Contract and has not received written notice regarding any actual or alleged violation or breach of or default under or termination or acceleration of any Company Contract. To Seller’s Knowledge, none of the other parties to each Company Contract is in material breach of or material default under any Company Contract.

(c) Each of the Purchase and Sale Contracts to which the Company is a party was entered into: (i) in the ordinary course of business, (ii) for the purpose of meeting the retail supply obligations of the Business or hedging exposure or managing price risk arising out of such obligations, and (iii) in compliance with the Company Trading Guidelines. The Purchase and Sale Contracts entered into by the Company and the activities of the Company related thereto do not require the Company to register as a commodity trading advisor under the Commodity Exchange Act.

(d) Seller has made available to Buyer true and complete copies of all of the Company Contracts.

(e) Schedule 3.6(e) sets forth a complete list of each Contract between the Seller or any of its Affiliates, on the one hand, and a Third Party, on the other hand, that (i) pertain to the Business and (ii) pursuant to which the Company receives a material benefit that will not be assigned to the Company at the Closing (each, a “Shared Contract”).

Section 3.7 Title.

(a) The Company has or will have, as of the Closing Date, good and marketable title to its tangible personal property, excluding for the avoidance of doubt Intellectual Property (because such matters are exclusively addressed in Section 3.27) and including all equipment (the “Company Personal Property”)

(b) The Company owns or will own, as of the Closing Date, the Company Personal Property free and clear of all Encumbrances, except for Permitted Encumbrances.

(c) Section 3.7 of the Disclosure Schedule sets forth a true, correct and complete list and general description of the material Company Personal Property as of the date hereof. All items of Company Personal Property are in good operating condition and in a state of good maintenance and repair (ordinary wear and tear excepted) and are suitable for the purposes used.

Section 3.8 Financial Information; Indebtedness.

(a) Seller has delivered to Buyer the balance sheets of the Company as of September 30, 2016, September 30, 2015, September 30, 2014 and September 30, 2013 and the financial information of the Company set forth on Schedule 3.8(a) (collectively, the “Financial Information”). The balance sheet as of September 30, 2016 is referred to herein as the “Most Recent Balance Sheet.” The Financial Information (i) has been prepared in accordance with GAAP consistently applied by the Company without modification of the accounting principles used in the preparation thereof throughout the periods presented and presents fairly, in all material respects, the financial position, results of operations and cash flows of the Company as at the dates and for the periods indicated therein, except as otherwise noted therein and subject to the absence of notes and normal and recurring fiscal year-end adjustments and (ii) does not reflect the Excluded Assets and Liabilities.

(b) The Company makes and keeps books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of its assets. The Company maintains systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization.

(c) Section 3.8(c) of the Disclosure Schedule sets forth all outstanding Indebtedness of the Company, and specifies for each loan, note, debt, capital lease or other form of Indebtedness, (i) the name of the creditor, (ii) the principal amount outstanding, (iii) the applicable interest rate and accrued interest outstanding, (iv) a description of all collateral securing such Indebtedness and (v) whether such Indebtedness can be prepaid prior to maturity and any penalties, premiums or other amounts payable in connection with such prepayment.

Section 3.9 Compliance with Laws. The Company has, at all times since January 1, 2012, conducted the Business in accordance with Applicable Law in all material respects, and the Company is not in violation in any material respect of any Applicable Law. Other than regulatory orders of general applicability, the Company is not subject to any Order applicable to it or with respect to its assets. The Company has not received since January 1, 2012 any written notice of or been charged with the violation of any Applicable Law. To Seller’s Knowledge, no investigation by any Governmental Entity with respect to the Company is pending, nor has any Governmental Entity indicated in writing to the Company an intention to conduct any such investigation. This Section 3.9 shall not apply to Intellectual Property, Environmental Laws, Taxes or the Plans.

Section 3.10 Litigation. Except as set forth on Section 3.10 of the Disclosure Schedule, there are no Proceedings pending or, to Seller’s Knowledge, threatened against the Company, nor to the Seller’s Knowledge is there any reasonable basis for any such Proceeding. Except as set forth on Section 3.10 of the Disclosure Schedule, no Proceeding involving the Company has been adjudicated, settled, or otherwise resolved or terminated within the five years prior to the date of this Agreement. There are no Proceedings pending or, to Seller’s Knowledge, threatened against Seller that would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby. The Company is not subject to any Order or any ongoing or outstanding obligations in connection with any settlement of, or judgment or award related to, any Proceedings.

Section 3.11 Financial Advisors. Neither Seller nor any Person acting on its behalf has entered (directly or indirectly) into any agreement with any Person that would obligate, or would purport to obligate, the Company to pay any commission, broker’s fee or finder’s fee in connection with the sale of the Equity Interests, as contemplated herein.

Section 3.12 Permits.

(a) Section 3.12 of the Disclosure Schedule contains a list of all Permits which are required for the operation of the business of the Company as presently operated. The Company holds or has received all Permits required in order for it to own, operate and maintain its Business in substantially the same manner as presently operated.

(b) All material Permits required in order for the Company to own, operate and maintain its assets in the manner presently operated are in full force and effect and the Company is in compliance with all material Permits.

(c) The Company is not in receipt of any written notice of any noncompliance with any material Permit required in order to own, operate and maintain the Business and its assets in substantially the same manner as presently operated.

(d) All applications required to have been filed for the renewal of all material Permits required in order for the Company to own, operate and maintain the Business and its assets in substantially the same manner as presently operated have been duly filed on a timely basis with the appropriate Governmental Entity and LDCs and all other material filings required to have been made with respect to such Permits have been duly made on a timely basis with the appropriate Governmental Entity and LDC.

Section 3.13 Absence of Certain Changes and Events. Except as set forth on Section 3.13 of the Disclosure Schedule, since the date of the Most Recent Balance Sheet (i) the Company has conducted its business only in the ordinary course of business and (ii) there has not been any event, change, occurrence or circumstance that has had or would reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, since the date of the Most Recent Balance Sheet through the date hereof, the Company has not:

(a) canceled, compromised, waived or released any claims or rights with a value in excess of $50,000 with respect to any one Contract or with an aggregate value in excess of $100,000 with respect to all Contracts (other than any termination of a Customer Contract by the Company or a Customer in the ordinary course of business);

(b) experienced any damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of the Company having a replacement cost of more than $50,000 for any single loss or $100,000 for all such losses;

(c) made any material change in its accounting or Tax reporting principles, methods or policies relating to the Company or the Business;

(d) made, changed or rescinded any election relating to Taxes, settled or compromised any claim relating to Taxes, or amended any Tax Return, in each case only relating to the Company or the Business, in each case if such action could have the effect of increasing the Tax liability of the Company or the Buyer (or any of its Affiliates) in respect of any Tax period (or portion thereof) ending after the Closing Date;

(e) engaged in any transaction that gives rise to (i) a registration obligation under Section 6111 of the Code and the Treasury Regulations thereunder, (ii) a list maintenance obligation under Section 6112 and the Treasury regulations thereunder, or (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the Treasury regulations thereunder;

(f) failed to promptly pay and discharge current liabilities except where disputed in good faith by appropriate proceedings;

(g) transferred, sold, leased, mortgaged, pledged or disposed of any assets (other than any termination of a Customer Contract by the Company or a Customer in the ordinary course of business);

(h) made or committed to make any capital expenditures or capital additions or betterments in excess of $50,000 individually or $100,000 in the aggregate;

(i) incurred, assumed or guaranteed any Indebtedness (other than Indebtedness owed to Seller or its Affiliates); or

(j) entered into any Contract to do any of the foregoing.

Section 3.14 Solvency. On the Closing Date, Seller will be Solvent both before and immediately after giving effect to the transactions.

Section 3.15 Customers.

(a) Schedule 3.15(a) sets forth a complete list of the Customers of the Company as of September 1, 2016, with each Customer separated into one of the following categories based on the type of Customer: “Industrial,” “Utility,” “Municipal,” “Power Generation” and “Other.” Seller has made available to Buyer the Company’s FERC Form No. 552 for the 2014, 2015 and 2016 calendar years showing the volume of natural gas sold to Customers during such periods, and each such form is true, correct and complete.

(b) All Contracts with Customers, a true and correct list of which has been provided to Buyer in an agreed upon format, are substantially in the forms attached hereto as Exhibits A-1, A-2, A-3, A-4 and A-5, which include each unique form required by an LDC, region or public utility commission.

(c) Seller has or will have, as of the Closing Date, made available to Buyer documentation evidencing all Customer Contracts, and Seller represents that, except to the extent contained in such documentation, as of the date hereof the Company has entered into no other contractual obligations relating to the Business with Customers or other parties to such Customer Contracts.

Section 3.16 Books and Records. The Books and Records have been or will be, as of or promptly following the Closing, delivered to Buyer and are or will be true, complete and correct copies, in all material respects, of the Books and Records utilized by the Company in the ordinary course of operating the Business.

Section 3.17 Real Property.

(a) Section 3.17(a) of the Disclosure Schedule sets forth a complete list and description of (i) all Owned Real Property and (ii) all Leased Real Property, including the address of each parcel of Leased Real Property and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property (each lease related thereto, a “Real Property Lease”). The Company has good and marketable fee title to all Real Property, free and clear of all Encumbrances except Permitted Encumbrances. The Real Property listed on Section 3.17(a) of the Disclosure Schedule constitutes all interests in real property currently used or currently held for use in connection with the Business and which are necessary for the continued operation of the Business as it is currently conducted. All of the Real Property, buildings, fixtures and improvements thereon owned or leased by the Company are in good operating condition and repair (subject to normal wear and tear).

(b) The Company has made available to Purchaser true, correct and complete copies of (i) all deeds, title reports and surveys for the Owned Real Properties and (ii) the Real Property Leases, together with all amendments, modifications or supplements, if any, thereto.

(c) The Company has a valid and enforceable leasehold interest under each of the Real Property Leases, subject to applicable bankruptcy, insolvency, reorganization,

moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). Each of the Real Property Leases is in full force and effect, and the Company has not received or given any notice of any default or event that with notice or lapse of time, or both, would constitute a default by the Company under any of the Real Property Leases and, to Seller’s Knowledge, no other party is in default thereof and no party of the Real Property Leases has exercised any termination rights with respect thereto.

(d) The Company has all certificates of occupancy and Permits of any Governmental Entity necessary for the current use and operation of the Real Property.

(e) There does not exist any actual or, to the Seller’s Knowledge, threatened or contemplated condemnation or eminent domain proceedings that affect any Real Property or any part thereof, and neither the Seller nor the Company has received any notice, oral or written, of the intention of any Governmental Entity or other Person to take or use all or any party thereof.

(f) Neither the Seller nor the Company has received any notice from any insurance company that has issued a policy with respect to any Real Property requiring performance of any structural or other repairs or alterations to such Real Property.

(g) The Company does not own or hold, and is not obligated under or a party to, any option, right of first refusal or other Contractual right to purchase, acquire, sell, assign or dispose of any real estate or any portion thereof or interest therein.

Section 3.18 No Undisclosed Liabilities. Except as set forth in Section 3.18 of the Disclosure Schedule, the Company does not have any liability, contingent or otherwise, except for (a) liabilities reflected or reserved on the Most Recent Balance Sheet; and (b) liabilities of the type reflected or reserved on the Most Recent Balance Sheet incurred since the date of the Most Recent Balance Sheet in the ordinary course of business that are not material to the Company.

Section 3.19 Tax Matters.

(a) Except as set forth in Section 3.19(a) of the Disclosure Schedule, Seller and the Company have timely filed all material Tax Returns relating to the Company and the Business that they were required to file under Applicable Laws. All such Tax Returns are correct and complete in all material respects. Except as set forth in Section 3.19(a) of the Disclosure Schedule, the Seller and the Company have timely paid all material Taxes due and payable by them relating to the Company and the Business.

(b) Except as set forth in Section 3.19(b) of the Disclosure Schedule, neither Seller nor the Company have received written notice of any foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings that are pending or being conducted with respect to the Company or the Business. Except as set forth in Section 3.19(b) of the Disclosure Schedule, within the past three (3) years neither Seller (relating to the Company or the Business) nor the Company has received from any Governmental Entity (including in jurisdictions where Seller or the Company has not filed Tax Returns) any written (i) notice indicating an intent to open an audit or other review, (ii) request for information relating to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Governmental Entity against the Company.

(c) Except as set forth in Section 3.19(c) of the Disclosure Schedule, the Company does not have any material liability for the Taxes of any Person under Treasury Regulation § 1.1502-6 (or any similar provision of a state, local, or foreign Applicable Laws), or as a transferee, indemnitor, or successor, by contract (other than a contract the primary subject matter of which is not Taxes but only if such contract is specifically identified in Section 3.19(c) of the Disclosure Schedule as such a contract), or otherwise.

(d) Except as set forth in Section 3.19(d) of the Disclosure Schedule, the Company is and at all times since its formation has been disregarded as an entity separate from its owner for U.S. federal Tax purposes under Treasury Regulation Section 301.7701-3.

(e) Except as set forth in Section 3.19(e) of the Disclosure Schedule, the Company is not a party to any Tax allocation or Tax sharing agreement that will be binding upon the Company after the Closing.

(f) Except as set forth in Section 3.19(f) of the Disclosure Schedule, neither Seller (relating to the Company or the Business) nor the Company is currently the beneficiary of any extension of time within which to file any Tax Return and Seller (relating to the Company or the Business) and the Company have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(g) Except as set forth in Section 3.19(g) of the Disclosure Schedule, the Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other Third Party and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed.

(h) Except as set forth in Section 3.19(h) of the Disclosure Schedule, there are no Encumbrances for Taxes (other than (A) for current Taxes not yet due and payable or (B) Taxes which the Company is contesting in good faith and for which the Company has established appropriate reserves to the extent required by GAAP) upon any Assets.

(i) Except as set forth in Section 3.19(i) of the Disclosure Schedule, the Company is not a party to any agreement, contract, arrangement or plan that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local, or non-U.S. Tax law) in connection with the transactions contemplated by this Agreement.

(j) Seller is not a “foreign person” as such term is defined in Section 1445 of the Code.

Section 3.20 Environmental Matters.

(a) Except as described or identified in Section 3.20 of the Disclosure Schedule:

(i) the Company is, and has been for the past five (5) years, in compliance with applicable Environmental Laws;

(ii) there are no Environmental Claims pending or, to Seller’s Knowledge, threatened against or involving the Company;

(iii) the Company is not subject to (a) any Order or Contract with any Governmental Entity or Person related to compliance with Environmental Laws or Environmental Permits; or (b) any investigation, judgment, decree or Order, investigation, remediation or response action related to Environmental Laws or Hazardous Materials;

(iv) the Company has obtained, and is in compliance with, all Environmental Permits required in connection with the Business;

(v) no Release or threatened Release of Hazardous Materials has occurred in connection with the Business or at, onto, from, under or in any Real Property, at any Real Property formerly owned or operated by the Company or its Affiliates or at any other real property or Easement Interest with respect to which any response action is required by Environmental Laws or which otherwise could reasonably be expected to form the basis of any Environmental Claims against the Company;

(vi) the Company has not retained or assumed, by Contract or, to Seller’s Knowledge, operation of law, any obligation or liability arising under Environmental Laws;

(vii) to Sellers’ Knowledge, the Company will not be required to incur any material costs or expense within the next five (5) years in order to achieve and maintain compliance with Environmental Laws;

(viii) Neither Seller nor the Company is in possession or control of any site assessment reports, remediation plans, investigations, compliance audits, settlement proposals, orders, decrees, notices, or similar documents relating to environmental, health and safety matters, including without limitation the presence or Release of Hazardous Materials and compliance with Environmental Laws and Environmental Permits.

Section 3.21 Insurance. Section 3.21 of the Disclosure Schedule contains a complete and correct list of all insurance policies currently carried by, or for the benefit of, the Company, other than insurance policies providing employee welfare benefits (as defined in Section 3.26(a)) for employees of the Company, specifying the insurer and type of policy. All premiums with respect to such policies covering all periods up to and including the Closing Date have been paid or will be paid in the ordinary course of business (other than retroactive premiums which may be payable with respect to comprehensive general liability and workers’ compensation insurance policies), and no written notice of cancellation or termination has been received by Seller or by the Company with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation. Section 3.21 of the Disclosure Schedule sets forth a complete and correct list of all claims or losses with respect to the Company as of the date of this Agreement under any insurance policy carried by, or for the benefit of, the Company relating to any event or occurrence that took place or was discovered at any time after September 30, 2013.

Section 3.22 Bank Accounts. Section 3.22 of the Disclosure Schedule lists the names, account numbers and locations of all banks and other financial institutions in which the Company has any accounts or safe deposit boxes, and the names of all Persons authorized to draft or have access to any such accounts. The Company does not have and has not had any financial account physically located outside the United States.

Section 3.23 Certain Business Relationships with the Company. Except as set forth on Section 3.23 of the Disclosure Schedule, neither Seller nor any of its Affiliates (other than the Company) has been party to any Contract or involved in any business transaction with the Company within the past three (3) years, and neither Seller nor any of its Affiliates owns any asset, tangible or intangible, that is used in the Business.

Section 3.24 Managers and Officers; No Powers of Attorney.

(a) Section 3.24(a) of the Disclosure Schedule lists all managers and officers of the Company. The Company is not indebted, directly or indirectly, to any Person set forth in Section 3.24(a) of the Disclosure Schedule in any amount whatsoever, other than for salaries for services rendered or reimbursable business expenses, nor is any such Person indebted to the Company.

(b) Other than those that will be terminated at the Closing, except as set forth in Section 3.24(b) of the Disclosure Schedule, the Company does not have any power of attorney or comparable delegation of authority outstanding.

Section 3.25 Labor and Employment Matters.

(a) The Company is not a party to or bound by any collective bargaining agreement or other labor contract. Since September 30, 2013, the Company has not experienced any strikes, picketing, work stoppage, concerted refusal to work overtime, or any claims of unfair labor practices or other collective bargaining disputes. The Seller has no knowledge of organizational effort being made or threatened since September 30, 2013 by or on behalf of any labor union with respect to employees of the Company. The Company has complied in all material respects with all provisions of Applicable Laws pertaining to the employment of employees, including without limitation, all laws relating to labor relations, equal employment, fair employment practices, overtime pay, entitlements, prohibited discrimination, and the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101 et seq. (“WARN”) and comparable foreign, state and local laws or regulations relating to or arising out of the layoff or termination of employment by the Company.

(b) Section 3.25(b) of the Disclosure Schedule sets forth a true and complete list of the employees of the Company as of the date hereof, along with the position of each such employee, and a true and complete list of any independent contractors providing personal services to the Company and agreements with such independent contractors. Prior to the date of this Agreement, Seller has provided to Buyer a true and complete list of such employees’ annual base compensation, date of hire and status as actively at work or on a leave of absence (denoting the basis for the leave of absence), and any incentive or bonus program applicable to such employees. There are no employment agreements with any employees of the Company, including but not limited to retention agreements, confidentiality agreements and non-competition agreements for which the Company will have any responsibility or obligation on or after the Closing (“Employment Agreements”).

Section 3.26 Employee Benefits.

(a) Section 3.26(a) of the Disclosure Schedule lists all Plans (as hereafter defined) and all Plans sponsored directly by the Company under which any current or former employee of the Company is entitled to any compensation or benefits (whether or not contingent) (such directly sponsored Plans, the “Company Plans”). For purposes of this Agreement, “Plan” means any “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and any “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), and any other employee benefit, program, or plan, (other than statutory or Tax-based programs such as workers’ compensation or social security) including sick leave, short and long term disability, deferred compensation, profit sharing, bonus, stock option, stock purchase, stock ownership, phantom stock, stock appreciation, excess benefit, supplemental unemployment, post-retirement medical or life insurance or other post-retirement compensation, severance pay, or holiday, paid time off or vacation plan, whether formal or informal, oral or written, maintained or contributed to by Seller or its Affiliates under which any employees or former employees of the Company are, or may become (assuming any vesting, performance or other benefit requirements are met), entitled to benefits with respect to service as an employee of the Company or under which the Company has any present or future liability. For purposes of this Agreement, “ERISA Affiliate” means any entity which is a member of (i) a controlled group of corporations (as defined in Section 414(b) of the Code), (ii) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (iii) an affiliated service group (as defined in Section 414(m) of the Code or the regulations under Section 414(o) of the Code), any of which includes the Company. With respect to each Company Plan, Seller has made available to Buyer a correct and complete copy of: (i) each writing constituting a part of the Company Plan, including all plan documents and amendments, benefit schedules, trust agreements, and insurance Contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any; (iii) the current summary plan description and any subsequent summaries of material modifications, if any; (iv) the most recent annual financial report, if any; (v) the most recent determination letter or opinion letter, as applicable, from the Internal Revenue Service, if any; (vi) the most recent actuarial valuation, if any; and (vii) all compliance reports and testing results prepared by the Company or provided by third party administrators, actuaries or others relative to the Plan during the past year. With respect to each Plan, Seller has made available to Buyer a correct and complete copy of: (i) the current summary plan description and any subsequent summaries of material modifications, if any; (ii) the most recent determination letter or opinion letter, as applicable, from the Internal Revenue Service, if any; and (iii) any correspondence with or notices to or from any Governmental Entity relative to any Plan or Company Plan during the past three years. None of the Company or any of its ERISA Affiliates has any plan or commitment to create any additional Company Plan or Plan or to materially modify any existing Company Plan or Plan in any manner that would increase liability to the Company or Buyer, except to the extent any modification is required by Applicable Law. No Company Plan or Plan is subject to the laws of any jurisdiction outside of the United States. The Company does not have any employees who are based outside of the United States.

(b) The Internal Revenue Service has issued a favorable determination letter or opinion letter, as applicable, with respect to each Company Plan and Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (a “Qualified Plan”), and, there are no existing circumstances or events that have occurred that would reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust.

(c) All contributions required to be made to any Company Plan or Plan, and all premiums due or payable with respect to insurance policies funding any Company Plan or Plan have been timely made or paid. Each Company Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (i) is funded through an insurance company Contract and is not a “welfare benefit fund” within the meaning of Section 419 of the Code, or (ii) is unfunded.

(d) The Company and its ERISA Affiliates have, in all material respects, complied and are now in compliance with all provisions of ERISA, the Code and all Applicable Laws applicable to the Plans and any Company Plans, including the timely filing of all reports required by ERISA, the Code or other Applicable Laws and the timely giving of any notices required to be given to participants in any Plan or Company Plan under ERISA, the Code or other Applicable Laws. Each Company Plan and Plan has been operated in compliance in all material respects with its terms, ERISA, the Code and all Applicable Laws. There is not now, and, there are no existing circumstances that could give rise to, any requirement for the posting of security with respect to a Plan or Company Plan or the imposition of any Lien on the assets of the Company under ERISA or the Code with respect to a Plan or Company Plan. Each Company Plan includes provisions that effectively reserve the rights of the Company to amend or terminate the Plan. No statement, either written or oral, has been made by the Company with respect to any Company Plan that was inconsistent therewith or that could reasonably be expected to have a material adverse economic consequence for the Company or any Company Plan.

(e) No Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), nor has the Company, its Subsidiaries or any of their ERISA Affiliates, at any time within the past six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan. There does not now exist, and, there is no existing circumstance that would reasonably be expected to result in, any Controlled Group Liability that would be a liability of the Company following the Closing. “Controlled Group Liability” means any and all Liabilities under (i) Title IV of ERISA, (ii) Section 302 of ERISA, (iii) Sections 412 and 4971 of the Code, (iv) the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and the portability and nondiscrimination requirements of Section 701 et seq. of ERISA and Section 9801 et seq. of the Code, (v) Section 4975 of the Code and (vi) corresponding or similar provisions of foreign laws or regulations. Without limiting the generality of the foregoing, none of the Company or any of its ERISA Affiliates has engaged in any transaction described in Section 4069 of ERISA or any transaction that constitutes a withdrawal under Section 4063 or Section 4201 et seq. of ERISA.

(f) Except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA or applicable state insurance law, the Company does not have any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof. Each Company Plan and Plan which is a “group health plan” within the meaning of Section 5000(b)(1) of the Code is in compliance in all material respects with the notice and continuation requirements of Section 4980B of the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder, the portability and nondiscrimination requirements of Sections 701 et seq. of ERISA and Sections 9801 et seq. of the Code, the privacy and security regulations issued by the U.S. Department of Health and Human Services at 45 C.F.R. Parts 160 and 164, and the requirements of the Patient Protection and Affordable Care Act (“PPACA”), except as would not result in any material liability to the Company or Buyer. There does not now exist, and there are no existing circumstances that could result in, any liabilities under Sections 4980H, 6055, or 6056 of the Code or any other provision of the PPACA relative to any Company Plan or Plan that would be the liability of the Company or Buyer.

(g) There are no Proceedings pending or, to the Sellers’ Knowledge, threatened (other than claims for benefits in the ordinary course), which have been asserted or instituted against any Plan or Company Plan, any fiduciaries thereof with respect to their duties to the Plans or Company Plans or the assets of any of the trusts under any of the Plans or Company Plans which could reasonably be expected to result in any material liability of Buyer or the Company. No “reportable event” (as such term is defined in Section 4043 of ERISA) that would reasonably be expected to result in material liability, no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) or failure to satisfy the minimum funding standards under Section 302 of ERISA and Section 412 of the Code (whether or not waived) has occurred with respect to any Plan that is subject to ERISA, except as would not result in any material liability to the Company or Buyer.

(h) Each Company Plan or Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) that is subject to Section 409A of the Code has since (i) January 1, 2005, been maintained and operated in good faith compliance with Section 409A of the Code and Notice 2005-1, and (ii) January 1, 2009, been in documentary and operational compliance with Section 409A of the Code. No Company Plan or Plan is subject to Section 457A of the Code. Nothing has occurred, whether by action or failure to act, or is reasonably expected or intended to occur, that would subject an individual employed by the Company and having rights under any such nonqualified deferred compensation plan to accelerated taxation as a result of Section 409A or to a tax imposed under Section 409A.

(i) Each individual providing services to the Company who is classified by the Company as an independent contractor has been properly classified for purposes of exclusion from participation and benefit accrual under each Company Plan and Plan.

(j) Except as set forth in Section 3.26(j) of the Disclosure Schedule, or as contemplated by this Agreement or pursuant to Applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event such as termination of employment) (i) result in any material payment becoming due to any current or former employee of the Company under any Company Plan, Plan or Employment Agreement that could reasonably be expected to be a material liability of the Company, (ii) materially increase any benefits otherwise payable under any Company Plan, Plan or Employment Agreement to current or former employees of the Company, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits to current or former employees of the Company under any Company Plan or Plan, (iv) limit, or restrict the right to terminate, any Company Plan or Employment Agreement, (v) result in any payments by the Company that would not be deductible under Code Section 280G, or (vi) result in an obligation to accelerate the funding of or contribution to any Plan or Company Plan pursuant to Applicable Law or otherwise.

Section 3.27 Intellectual Property.

(a) Section 3.27 of the Disclosure Schedule sets forth a true, complete and correct list of all (i) registered Intellectual Property owned by the Company and utilized in the Business (the “Company Registered IP”), (ii) proprietary computer programs and other software, databases or code owned by the Company, (iii) Contracts granting a license to the Company under any computer programs and other software, databases and code (collectively, “Software”) that is utilized in the Business other than commercially available Software with aggregate license fees below $25,000, open source Software, freeware and associated “shrink wrap,” “click wrap” and “click thru” licenses (collectively, “Inbound Software Agreements”) and (iii) Software used by the Company pursuant to an administrative services or similar agreement with Seller or any of its Affiliates. True and correct copies of all such licenses and agreements have been made available to Buyer.

(b) Except as set forth in Section 3.27 of the Disclosure Schedule, (i) the Company is the sole and exclusive owner of all Intellectual Property Rights, (ii) the Company will have the right to continue using all Software used pursuant to an Inbound Software Agreement in the same manner as currently used, and (iii) the operation of the Business does not infringe upon any Intellectual Property right of any Third Party. In the thirty-six (36) months prior to the date hereof, (x) Seller has not otherwise received any written notice with respect to the Business that it infringes the Intellectual Property right of any Person and (y) no Third Party has made a written claim to Seller that it is the owner of the Intellectual Property Rights purported to be owned by the Company. To Seller’s Knowledge, no Third Party is infringing any of the rights of the Company in or to any of the Intellectual Property Rights in any material manner. Without limitation of the foregoing, the Company has the legal right to use all copies of Software currently used by it. All registration, maintenance and renewal fees currently due in connection with the Company Registered IP have been or will be timely paid. No present or former employee of the Company has any right, title, or interest, directly or indirectly, in whole or in part, in any Intellectual Property owned and used by the Company. The Company has, with respect to the Business, taken reasonable precautions to protect trade secrets and proprietary information.

Section 3.28 Accounts and Notes Receivable and Payable.

(a) All accounts and notes receivable of the Company have arisen from bona fide transactions in the ordinary course of business consistent with past practice and are payable on ordinary trade terms. All accounts and notes receivable of the Company reflected on the Most Recent Balance Sheet are, when viewed as of the date of this Agreement, good and collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts reflected thereon, which reserves were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied. All accounts and notes receivable arising after the date of the Most Recent Balance Sheet are, when viewed as of the date of this Agreement, good and collectible at the aggregate recorded amounts thereof, net of any applicable reserve for returns or doubtful accounts, which reserves were calculated in a manner consistent with past practice and in accordance with GAAP consistently applied. None of the accounts or the notes receivable of the Company are subject to any setoffs or counterclaims. The Closing Date Accounts Receivable Schedule delivered to Buyer by Seller at Closing shall be true, correct and complete.

(b) All accounts payable of the Company reflected in the Most Recent Balance Sheet or arising after the date thereof are the result of bona fide transactions in the ordinary course of business and have been paid or are not yet due and payable.

Section 3.29 Trading. The Company has established risk parameters, limits and guidelines (including position limits and limitations on working capital) in compliance with the risk management policy approved by the Company (the “Company Trading Guidelines”) to

restrict the level of risk that the Company is authorized to take with respect to, among other things, the net position resulting from all physical commodity transactions, exchange-traded futures and options transactions, over-the-counter transactions and derivatives thereof and similar transactions (the “Net Company Position”) and monitors compliance by the Company with such Company Trading Guidelines. Seller has made available a copy of the Company Trading Guidelines to Buyer prior to the date of this Agreement. At no time between September 30, 2015 and the date hereof, (a) has the Net Company Position not been within the risk parameters in all material respects that are set forth in the Company Trading Guidelines, or (b) has the exposure of the Company with respect to the Net Company Position resulting from all such transactions been material to the Company. From September 30, 2015 to the date hereof, the Company has not, in accordance with generally recognized mark to market accounting policies, experienced an aggregate net loss in its trading and related operations that would reasonably be expected to have a Material Adverse Effect.

Section 3.30 Business Practices. Neither the Company, nor, to Seller’s Knowledge, any manager, officer, member, agent, or employee of Seller or the Company has (a) engaged in any violation of the U.S. Foreign Corrupt Practices Act or any other Applicable Law relating to anti-bribery or anti-money laundering, (b) directly or indirectly, paid, offered, or promised to pay, or authorize payment of, any monies or any other value to any government official or employee (including officers and employees of government-owned or controlled entities) or any political party, political party official or candidate for political office (collectively, “Proscribed Recipient”) for the purpose of (i) inducing such Proscribed Recipient to do or omit to do any act in violation of the lawful duty of such Proscribed Recipient, (ii) securing any improper advantage for the Company or any of its Affiliates, or (iii) inducing such Proscribed Recipient to use his, her or its influence with a Governmental Entity or instrumentality thereof to affect or influence any act or decision of such government or instrumentality, to obtain or retain business for or with, or direct business to, any Person. Seller administers policies and procedures applicable to it and all of its Affiliates (including the Company) that are reasonably designed and implemented to deter, detect and address activity that is contrary to the U.S. Foreign Corrupt Practices Act and any other Applicable Laws relating to anti-bribery or anti-money laundering.

Section 3.31 Privacy and Data Security.

(a) The Company has a privacy policy (a “Privacy Policy”) regarding the collection, use, storage, retention disclosure and disposal of personal information in connection with the operation of the Business. The Company’s privacy practices conform in all material respects, and at all times have conformed in all material respects, to the Company’s applicable Privacy Policy. None of the Company’s contractual or other legal commitments conflict with the applicable Privacy Policy or privacy practices in any material respect. True and complete copies of all of the Privacy Policies that have been used by the Company at any time in the thirty-six (36) months prior to the date hereof have been provided to the Buyer.

(b) The Company has complied in all material respects at all times with all Applicable Laws regarding the collection, use, storage, transfer, or disposal of personal information.

(c) The Company is in compliance in all material respects with the terms of all Contracts to which the Company is a party relating to data privacy, security, or breach notification (including provisions that impose conditions or restrictions on the collection, use, storage, transfer, or disposal of personal information).

(d) In the thirty-six (36) months prior to the date hereof, and to Seller’s Knowledge, no Person (including any Governmental Entity) has commenced any Proceeding relating to the Business’s information privacy or data security practices, including with respect to the collection, use, transfer, storage, or disposal of personal information maintained by or on behalf of the Company, or, to Seller’s Knowledge, threatened any such Proceeding, or made any complaint, investigation, or inquiry relating to such practices.

(e) The execution, delivery, and performance of this Agreement and the consummation of the contemplated transactions, including any transfer of personal information resulting from such transactions, will not violate any Applicable Law, each Privacy Policy as it currently exists or as it existed at any time during which any personal information was collected or obtained by or on behalf of the Company or other privacy and data security requirements imposed on Company or any party acting on its behalf under any Contracts. Upon the Closing, the Company will continue to have the right to use such personal information on identical terms and conditions as the Business enjoyed immediately prior to the Closing. The Company has established and implemented (i) policies, programs, and procedures that, if followed, ensure that the Company is in compliance, in all material respects, with any Applicable Law, including administrative, technical, and physical safeguards, to protect the confidentiality, integrity, and security of personal information in its possession, custody, or control against unauthorized access, use, modification, disclosure, or other misuse and (ii) data backup, data storage, system redundancy, disaster avoidance and recovery technology and procedures, and business continuity plans.

(f) In the thirty-six (36) months prior to the date hereof, the Company has not experienced any material loss, damage, or unauthorized access, disclosure, use, or breach of security of any personal information in the Company’s possession, custody, or control, or otherwise held or processed on its behalf.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as follows:

Section 4.1 Organization and Good Standing. Buyer (a) is a corporation that is duly formed and validly existing under the laws of the State of Delaware, (b) is duly qualified as a foreign entity in each jurisdiction where such qualification is necessary because of the conduct of its business, and (c) has all requisite corporate power and authority and the legal right to execute, deliver and perform this Agreement and own and operate its properties and to conduct its business as currently conducted.

Section 4.2 Authorization.

(a) The execution, delivery and performance by Buyer of this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed by Buyer in connection with the consummation of the transactions contemplated hereby (the “Buyer Documents”), and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on its part.

(b) The execution, delivery and performance of this Agreement and each Buyer Document by Buyer and the consummation by it of the transactions contemplated hereby and thereby do not and will not (i) violate or breach its organizational documents, (ii) violate or breach any Applicable Law binding upon it in any material respect or in any respect that would reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby or (iii) result in any breach of, or constitute a default under, or give to others any rights of termination, payment, amendment, acceleration or cancellation of, or result in the creation of any Encumbrance (other than a Permitted Encumbrance) on any of the assets or properties of Buyer pursuant to, any Contract or Governmental Approval to which Buyer is a party or by which any of such assets or properties is bound or affected.

Section 4.3 Consents. Except as provided for in Section 4.3 of the Disclosure Schedule, no authorization, approval or consent of any (a) Governmental Entity is required to be obtained by Buyer in connection with the execution, delivery or performance of this Agreement and the Buyer Documents and the consummation of the transactions contemplated hereby or thereby, except (A) for any filings required to be made under the HSR Act or (B) for such filings as may be required by any applicable federal or state securities or “blue sky” laws; or (b) Person, other than a Governmental Entity, is required to be obtained by Buyer in connection with the execution, delivery or performance of this Agreement and the Buyer Documents and the consummation of the transactions contemplated hereby, except where the failure by Buyer to obtain such consents, approvals or authorizations would not reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby.

Section 4.4 Enforceability. This Agreement is, and each Buyer Document when executed and delivered will be, the legal, valid and binding obligation of Buyer, enforceable against it in accordance with its terms, except that such enforceability may be limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights generally, and (b) equitable principles which may limit the availability of certain equitable remedies in certain instances.

Section 4.5 Litigation. There are no Proceedings pending or, to Buyer’s knowledge, threatened against Buyer that would reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby.

Section 4.6 Financial Advisors. Neither Buyer nor any Person acting on its behalf has entered (directly or indirectly) into any agreement with any Person that would obligate, or would purport to obligate, Seller to pay any commission, broker’s fee, or finder’s fee in connection with the transactions contemplated herein.

Section 4.7 Sufficient Financing. Buyer (a) has access to, and will have at Closing, sufficient cash or other sources of immediately available funds to enable it to make payment of the Purchase Price and any other payments to be paid by it hereunder, (b) has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its other obligations hereunder and (c) has not incurred, and prior to the Closing will not incur, any obligation, commitment, restriction, or liability of any kind which would impair or adversely affect such resources and capabilities.

Section 4.8 Investment Intent. Buyer is acquiring the Equity Interests for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Equity Interests in a manner that would violate the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). Buyer agrees that the Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any applicable state securities laws, except pursuant to an exemption from such registration under the Securities Act and such laws. Buyer has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 4.9 Buyer’s Investigation and Reliance. Neither Seller nor any of its Affiliates or Representatives has made any representation or warranty, express or implied, as to the accuracy or completeness of any information concerning the Company contained herein or made available in connection with Buyer’s investigation of the Company, except as expressly set forth in this Agreement, the Seller Documents and the Disclosure Schedule, and Seller and its Affiliates and Representatives expressly disclaim any and all liability that may be based on such information or errors therein or omissions therefrom. Buyer has not relied and is not relying on any statement, representation or warranty, oral or written, express or implied, made by Seller or any of its Affiliates or Representatives, except as expressly set forth in this Agreement, the Seller Documents and the Disclosure Schedule. Neither Seller nor any of its Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections, forecasts, strategies or asset optimization models involving the Company. Notwithstanding anything to the contrary herein (including, for the avoidance of doubt, Article III), neither Seller nor any of its Affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to the Excluded Assets and Liabilities.

Section 4.10 Solvency. Buyer and the Company will be Solvent upon consummation of the transactions contemplated hereby.

ARTICLE V

CONDITIONS TO THE PARTIES’ OBLIGATIONS TO CLOSE

Section 5.1 Seller’s Closing Conditions. The obligation of Seller to consummate the transactions contemplated by this Agreement is subject to the following conditions (collectively, the “Seller’s Closing Conditions”), all or any of which may be waived in whole or in part by Seller in its sole discretion:

(a) The representations and warranties of Buyer set forth in this Agreement shall be true and correct in all material respects (except those representations and warranties that contain materiality qualifications or limitations therein, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date as if made as of the Closing Date (except for the representations that address matters only as of a particular date which shall be true and correct as of such date), except for any failure or failures of such representations and warranties to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement.

(b) Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) There shall not exist any temporary restraining order, preliminary or permanent injunction, final judgment, law or regulation prohibiting the consummation of this Agreement or the transactions contemplated hereby.

(d) Buyer shall have obtained the consents and approvals, if any, set forth on Section 4.3 of the Disclosure Schedule.

(e) Seller shall have obtained the Governmental Approvals, if any, set forth on Section 3.5 of the Disclosure Schedule.

(f) Buyer shall have complied with its obligations set forth in Section 6.3.

(g) The waiting period under the HSR Act shall have expired or early termination shall have been granted and the Parties shall have obtained all consents, waivers and approvals required under other applicable Antitrust Laws, if any.

Section 5.2 Buyer’s Closing Conditions. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the following conditions (collectively, the “Buyer’s Closing Conditions”), all or any of which may be waived in whole or in part by Buyer in its sole discretion.

(a) The representations and warranties of Seller set forth in this Agreement shall be true and correct in all material respects (except those representations and warranties that contain materiality qualifications or limitations therein, which representations and warranties shall be true and correct in all respects) at and as of the Closing Date as if made as of the Closing Date, except for the representations that address matters only as of a particular date which shall be true and correct as of such date; provided, however, that if any representations and warranties (other than the Seller Fundamental Representations) are not true and correct due to changes, events, violations or circumstances that have arisen since the date of this Agreement and (1) the aggregate

Losses reasonably likely to result therefrom are less than $2,000,000 and (2) Seller agrees in writing that such Losses shall be subject to indemnification in favor of the Buyer Indemnified Parties pursuant to, and subject to the limitations in, Article IX, then the condition set forth in this Section 5.2(a) shall be deemed to be satisfied.

(b) Seller shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) There shall not have occurred any Material Adverse Effect.

(d) There shall not exist any temporary restraining order, preliminary or permanent injunction, final judgment, law or regulation prohibiting the consummation of this Agreement or the transactions contemplated hereby.

(e) Seller shall have obtained the consents and approvals, if any, set forth on Section 3.5 of the Disclosure Schedule.

(f) Seller shall have complied with its obligations set forth in Section 6.2.

(g) Buyer shall have received the Governmental Approvals, if any, set forth on Section 4.3 of the Disclosure Schedule.

(h) Buyer shall have received reasonably satisfactory evidence that all Encumbrances, other than Permitted Encumbrances, on the assets and properties of the Company shall have been released or will be released as of the Closing.

(i) Seller shall have caused the Company to transfer, assign or distribute each of the assets and liabilities listed on Section 5.2(i) of the Disclosure Schedule (the “Excluded Assets and Liabilities”) to its Affiliates in a manner reasonably satisfactory to Buyer.

(j) The waiting period under the HSR Act shall have expired or early termination shall have been granted and the Parties shall have obtained all consents, waivers and approvals required under other applicable Antitrust Laws, if any.

ARTICLE VI

CLOSING

Section 6.1 Closing. Subject to the satisfaction of the conditions set forth in Sections 5.1 and 5.2 (or the waiver thereof by the party entitled to waive that condition), the closing of the sale and purchase of the Equity Interests (the “Closing”) shall take place on a date to be specified by the parties, which date shall be no later than the second Business Day after the satisfaction or waiver of each conditions to the Closing set forth in Sections 5.1 and 5.2 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another date is agreed to in writing by the Parties. The Closing will be consummated remotely via the exchange of documents and signatures in PDF format or by facsimile. The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date.” If the Closing is consummated, the Closing shall be deemed to have occurred at 12:01 a.m. (Houston time) on the Closing Date.

Section 6.2 Deliveries by Seller at the Closing. At the Closing, Seller will deliver to Buyer:

(a) the assignments of membership interest with respect to the Equity Interests, duly executed by Seller in favor of Buyer;

(b) a certificate executed on behalf of Seller by an officer thereof, dated the Closing Date, certifying that the conditions set forth in Section 5.2(a)-(c) have been fulfilled;

(c) appropriate payoff letters or other documentation (including certification from Seller as to the amount of Funded Indebtedness owed to Seller or its Affiliates) reasonably sufficient to evidence satisfaction upon payment of the outstanding balances under any Funded Indebtedness of the Company and certifying that all Encumbrances securing such Funded Indebtedness will be released promptly upon payment thereof;

(d) all minute books and membership interest records of the Company;

(e) resignations, effective as of immediately after the Closing, of each officer and manager of the Company;

(f) a Non-Competition Agreement, substantially in the form attached hereto as Exhibit B, duly executed by Seller (the “Non-Competition Agreement”);

(g) an Indemnity Escrow Agreement, substantially in the form attached hereto as Exhibit C, duly executed by Seller and Escrow Agent (the “Indemnity Escrow Agreement”);

(h) a Transition Services Agreement, pursuant to which, following the closing, (i) Seller or its Affiliates will provide certain services described on Exhibit D to the Company and (ii) the Company or its Affiliates will provide certain services described on Exhibit D to Seller or its Affiliates, duly executed by Seller (the “Transition Services Agreement”);

(i) a true, correct and complete schedule listing of all outstanding accounts receivable of the Company as of the Closing Date in the format produced by the Company’s accounting system on the date hereof (the “Closing Date Accounts Receivable Schedule”);

(j) a certificate certified by the Secretary or Assistant Secretary of Seller attaching, and certifying the true, accurate and complete nature of, (i) a copy of the certificate of formation of Seller and the Company, certified by the Secretary of State of their respective states of formation, (ii) a copy of the operating agreement of the Company, (iii) a copy of the resolutions of the Board of Directors of Seller approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and (iv) a copy of a Certificate of Good Standing issued by the Delaware Secretary of State with respect to Company;

(k) reasonable evidence of all consents and approvals needed from Open Link Financial, Inc. to ensure that the Company and Buyer shall have the benefit of the Software and Services Contract between Seller and Open Link Financial, Inc. in effect on the date hereof; and

(l) a certificate as to the non-foreign status of Seller pursuant to Treasury Regulation Section 1.1445-2(b)(2); provided, that if Seller fails to deliver the certificate required under this Section 6.2(m), Buyer’s sole recourse shall be to withhold such amounts as it is required to withhold under the Code.

Section 6.3 Deliveries by Buyer at the Closing. At the Closing, Buyer will deliver to Seller:

(a) a certificate executed on behalf of Buyer by an officer thereof, dated the Closing Date, certifying that the conditions set forth in Section 5.1(a)-(b) have been fulfilled.

(b) the Non-Competition Agreement, duly executed by Buyer;

(c) the Indemnity Escrow Agreement, duly executed by Buyer; and

(d) the Transition Services Agreement, duly executed by the Company.

ARTICLE VII

COVENANTS OF THE PARTIES

Section 7.1 Pre-Closing Conduct of Business. Except (i) as contemplated by this Agreement or required by Applicable Law or Order, (ii) for actions approved by Buyer in writing (which approval shall not be unreasonably withheld, conditioned or delayed), (iii) with respect to the Excluded Assets and Liabilities, as applicable, or (iv) as otherwise described on Section 7.1 of the Disclosure Schedule, prior to consummation of the transactions contemplated hereby or the termination or expiration of this Agreement pursuant to its terms, Seller covenants and agrees that, from the date of this Agreement until the Closing, Seller:

(a) shall cause the Company to:

(i) carry on the conduct of the Business and the ownership and operation of its assets in the ordinary course of business, consistent with past practices;

(ii) maintain the insurance coverage in existence on the date hereof (or replacement policies providing for equivalent coverage), whether for past or present liabilities relating thereto;

(iii) comply with Applicable Laws, Company Trading Guidelines and Privacy Policies;

(iv) maintain its Books and Records in the ordinary course of business, consistent with past practice; and

(b) shall not permit the Company to:

(i) mortgage, or pledge any material portion of its assets, tangible or intangible, or create or suffer to exist any material lien thereupon (other than Permitted Encumbrances);

(ii) sell, lease, transfer, or otherwise dispose of any of its assets, except in the ordinary course of business;

(iii) amend, modify or change the form of any Customer Contract in any material respect, except for amendments, modifications or changes in the ordinary course of business and terminations by the Company or a Customer or other customers of the Business in the ordinary course of business;

(iv) except to the extent required by Applicable Laws or the existing terms of any Company Plan or Plan: (i) increase the compensation or benefits payable or to become payable to its managers, officers or employees; (ii) grant any rights to severance or termination pay to, or enter into any employment, change in control or severance agreement with, any manager, officer or employee of the Company, or (iii) establish, adopt, enter into or materially amend (a) any Plan in any way that would materially increase liability to the Company or Buyer or (b) any Company Plan;

(v) settle or resolve any pending or threatened Proceeding, except in the ordinary course of business;

(vi) make or commit to make any capital expenditures or capital additions or betterments in excess of $50,000 individually or $100,000 in the aggregate;

(vii) issue or incur any Indebtedness (other than Funded Indebtedness that will be paid in full at Closing);

(viii) alter or amend its record retention policy in a manner that would reasonably be expected to be adverse to Buyer following the Closing;

(ix) make, change or revoke any material Tax election or amend any Tax Return, including, without limitation, making an election to change its tax status as an entity disregarded as an entity separate from Seller for U.S. federal Tax purposes;

(x) make any material change in its accounting or Tax reporting principles, methods or policies, except as required by GAAP;

(xi) settle or compromise any claim relating to Taxes;

(xii) engage in any transaction that gives rise to (i) a registration obligation under Section 6111 of the Code and the Treasury regulations thereunder, (ii) a list maintenance obligation under Section 6112 of the Code and the Treasury regulations thereunder or (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the Treasury regulations thereunder;

(xiii) hire any employee at the director level or above or any employee or independent contractor for a newly-created position; or

(xiv) agree to any of the foregoing.

Section 7.2 Access to Information and Inspection.

(a) During the period from the date of the execution of this Agreement by both Parties through the Closing, Seller (i) shall give Buyer and its authorized representatives access, during regular business hours and upon reasonable advance notice, to such, properties, facilities and Books and Records of the Company as are necessary to allow Buyer and its authorized representatives to make such investigation of the Business and the assets of the Company, including the Optional Real Estate Assets, as they may reasonably request and (ii) shall cause officers of the Company to furnish Buyer and its authorized representatives with such financial and operating data and other information with respect to the Business and the assets of the Company as Buyer may from time to time reasonably request including the information described on Section 7.2(a) of the Disclosure Schedule; provided, however, that any such access or furnishing of information shall be conducted in such a manner as not unreasonably to interfere with the normal operations of the Company. Notwithstanding anything in this Agreement to the contrary, any investigation of environmental matters by or on behalf of Buyer will be limited to visual inspections and site visits commonly included in the scope of “Phase 1” level environmental inspections, and Buyer will not have the right to perform or conduct any other sampling or testing at, in, on, or underneath any real property. The Company shall have the right to have a representative present at all times during any such inspections, interviews and examinations. Notwithstanding anything to the contrary in this Agreement, Seller and the Company shall not be required to disclose any information to Buyer or its representatives if Seller determines, in its sole discretion, that (A) such disclosure would contravene any Applicable Law or a binding agreement entered into prior to the date hereof; provided that Seller shall furnish Buyer all relevant agreements and information related to the Optional Real Estate Assets, (B) such information is pertinent to any litigation in which the Company or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties, or (C) such information relates to any consolidated, combined or unitary Tax Return filed by Seller or any of its Affiliates (other than the Company) or any of their respective predecessor entities; provided, that, in connection with this clause (C), Seller shall in all events provide Buyer with information solely relating to the Company and the Business from any such consolidated, combined or unitary Tax Returns.

(b) From the date of the execution of this Agreement by both Parties to the Closing Date, each Party shall promptly notify the other Party in writing of (i) any action, suit, proceeding or investigation that is instituted or threatened against such Party to restrain, prohibit or otherwise challenge the legality or propriety of any transaction contemplated by this Agreement or (ii) any facts, events, circumstances, actions or developments which become known to a Party, the existence or occurrence of which will or is reasonably likely to result in any of the conditions set forth in Sections 5.1 or 5.2 of this Agreement becoming incapable of being satisfied.

(c) Promptly following the Closing Date, Seller shall deliver to Buyer, or make reasonably accessible to Buyer on Seller’s computer system, the Books and Records in its possession not previously provided to Buyer. Buyer agrees that Seller may retain a copy of all Books and Records and other materials relating to the Business and the assets of the Company and after the Closing Date Seller agrees to keep such information confidential except as may be required by Applicable Law or except to the extent any such information is or becomes generally available to the public (without any breach of this confidentiality covenant) prior to the time of disclosure.

(d) In order to facilitate the resolution of any claims made against or incurred by Seller (as it relates to the Company), for a period of seven (7) years after the Closing or, if shorter, the applicable period specified in Buyer’s document retention policy, Buyer shall (i) retain the Books and Records relating to periods prior to the Closing and (ii) afford the Representatives of Seller reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such Books and Records; provided, however, that Buyer shall notify Seller in writing at least thirty (30) days in advance of destroying any such Books and Records prior to the seventh anniversary of the Closing Date in order to provide Seller the opportunity to copy such Books and Records in accordance with this Section 7.2(d).

Section 7.3 Further Assurances. Each Party shall, at its own cost and expense, at any time and from time to time, upon reasonable request of the other Party, use commercially reasonable efforts to (a) do, execute, acknowledge and deliver, and cause to be done, executed, acknowledged and delivered, all such further acts, transfers or assignments as may be reasonably required to consummate the transactions in accordance with the terms hereof, and (b) take such other actions as may be reasonably required in order to carry out the intent of this Agreement; provided, however, that in no event shall any Party be required to take any action which increases in any way the liability or obligations of such Party or would require the payment of any material amount by such Party or which, in the opinion of its counsel, is unlawful or would or could constitute a violation of any Applicable Law or require the approval of any Governmental Entity.

Section 7.4 Authorizations and Consents. Each Party shall use commercially reasonable efforts to obtain all authorizations, consents, orders, and approvals of, and to give all notices to and make all filings with, all Governmental Entities (including those pertaining to Governmental Approvals) and other Persons that may be or become necessary for its execution and delivery of, and the performance of its obligations under, this Agreement and will cooperate fully with the other Party in promptly seeking to obtain all such authorizations, consents, orders, and approvals, giving such notices, and making such filings; provided, however, notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and agree that neither Buyer nor Seller shall have any obligation to pay any consideration, other than customary fees imposed by Governmental Entities, or to offer to grant, or agree to, any financial or other accommodation in order to obtain any such authorizations, consents, orders and approvals. The Parties hereto shall have the right to review in advance all characterizations of the information relating to this Agreement and the transactions contemplated hereby that appear in any filing made with a Governmental Entity as contemplated herein.

Section 7.5 No Solicitation. From the date hereof until the Closing, Seller shall not, and shall cause its employees not to, and shall direct that its agents and representatives not, initiate, solicit or encourage any inquiries or the making of any proposal with respect to any transaction to acquire the Equity Interests, the Business or any material assets of the Company, engage in any negotiations concerning, or provide to any other Person any information or data related to the Equity Interests, the Business or to any of the assets of the Company for the purposes of, or have any discussions with any Person relating to, or otherwise cooperate in any way with or assist or participate in, facilitate or encourage, any inquiries or the making of any proposal which constitutes any effort or attempt by any other Person to seek or effect the acquisition of the Equity Interests, the Business or any of the material assets of the Company.

Section 7.6 Public Announcements. Prior to either Party or any of its respective Affiliates issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby (including any disclosure of the Closing Purchase Price or any adjustment thereto), such Party shall first obtain the written consent of the other Party, except for statements as may be required by Applicable Law or the rules of any applicable stock exchange. Such consent shall not be unreasonably withheld, delayed or conditioned.

Section 7.7 Confidentiality. Notwithstanding the termination of this Agreement or any other provision of this Agreement to the contrary but subject to the next sentence of this Section 7.7, the terms of the Confidentiality Agreement shall remain in full force and effect in accordance with its terms. If the Closing occurs, the Confidentiality Agreement shall cease to apply (which modification shall be effective as of the Closing Date) only with respect to the confidential information concerning the Business or the Customers or other customers of the Business but shall continue in accordance with its terms with respect to confidential information concerning Seller and its Affiliates and their respective businesses and any other information disclosed by Seller or any of its Affiliates to Buyer or its Affiliates, or any of their respective representatives.

Section 7.8 Customer Disclosure. Notwithstanding the provisions of Section 7.6, Seller and the Company shall have the right to provide any notice to any Governmental Entity or other Person required by Applicable Law or Contract with respect to the transactions contemplated by this Agreement, provided that, prior to delivering any such notice, Seller or the Company shall provide Buyer a reasonable opportunity to review and approve, such approval not to be unreasonably withheld, delayed or conditioned, the form and substance of such notice.

Section 7.9 Name Change. Within one hundred and twenty (120) days after the Closing, Buyer shall cause the legal name of the Company to be changed to a name that does not contain the word “Atmos” or any confusingly similar word or phrase. Buyer shall cease to make any use of the name “Atmos” or any service marks, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing within one hundred and twenty (120) days after the Closing, except where the authorization, approval or consent of any Governmental Entity, LDC or other Third Party is required to cease using or to change such name, in which case Buyer shall cease to make any such use as promptly as practicable but in any event within twelve (12) months after the Closing.

Section 7.10 Release of Letters of Credit and Guarantees.

(a) After the Closing, and subject to the terms set forth in Section 7.10(c), Buyer shall use commercially reasonable efforts to obtain and deliver to each beneficiary of a letter of credit listed on Section 7.10(a) of the Disclosure Schedule and any letter of credit issued in renewal thereof or substitution therefor after the Closing in the ordinary course of business (each, a “Letters of Credit”) a substitute letter of credit or other form of security acceptable to the beneficiary to replace in all respects such Letters of Credit and deliver to Seller a full and unconditional release of all of the obligations of Seller and its applicable Affiliates (other than the Company) with respect to such Letters of Credit. Buyer shall use its commercially reasonable efforts to cause such Letters of Credit to be released within sixty (60) days following the Closing Date. If at any time after the Closing any Letter of Credit is drawn upon by a counterparty thereto or beneficiary thereof, Buyer shall reimburse Seller or the applicable Seller Affiliate obligor thereunder for the full amount that is drawn under the Letter of Credit within five (5) Business Days after receipt of written demand therefor.

(b) After the Closing, and subject to the terms set forth in Section 7.10(c), Buyer shall use commercially reasonable efforts to obtain and deliver to each beneficiary of a guarantee or surety bond listed on Section 7.10(b) of the Disclosure Schedule and any guarantee or surety bond issued in renewal thereof or substitution therefor after the Closing in the ordinary course of business (each, a “Continuing Guarantees”) a substitute guarantee, surety bond or other form of security acceptable to the beneficiary to replace in all respects such Continuing Guarantee (provided that Buyer shall not be required to issue (or have issued on its behalf) any performance guarantees) and deliver to Seller a full and unconditional release of all of the obligations of Seller and its Affiliates (other than the Company ) with respect to such Continuing Guarantee. Buyer shall use its commercially reasonable efforts to cause such Continuing Guarantees to be released within sixty (60) days following the Closing Date. If at any time after the Closing any Continuing Guarantee is drawn upon by a counterparty thereto or beneficiary thereof, Buyer shall reimburse Seller or the applicable Seller Affiliate obligor thereunder for the full amount that is drawn under the Continuing Guarantee within five (5) Business Days after receipt of written demand therefor.

(c) Seller shall use commercially reasonable efforts to cooperate with Buyer to facilitate the release of the Letters of Credit and Continuing Guarantees, including initiating contact with each of the counterparties and requesting the release thereof, providing all necessary information as reasonably requested by Buyer and providing legal and financial personnel of Seller to interact with Buyer and the counterparties.

Section 7.11 Antitrust Laws.

(a) Buyer shall and Seller shall cause the Company to (i) make all filings required of each of them under the HSR Act or other Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable and, in any event, within twenty (20) Business Days after the date of this Agreement in the case of all filings required under the HSR Act and within ten (10) Business Days in the case of all other filings required by other Antitrust Laws, (ii) comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them from the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice or any other Governmental Entity in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division of the Department of Justice or other Governmental Entity under any Antitrust Laws with respect to any such filing or any such transaction. Each such party shall use commercially reasonable efforts to furnish to each other all information required for any application or other filing to be made pursuant to any applicable law in connection with the transactions contemplated by this Agreement. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Entity regarding any such filings or any such transaction. No party hereto shall participate in any meeting with any Governmental Entity in respect of any such filings, investigation, or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Entity, the opportunity to attend and participate. Subject to Applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act or other Antitrust Laws. Seller and Buyer may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 7.11 as “outside counsel only” or “counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient, unless express written permission is obtained in advance from the source of the materials (Seller or Buyer, as the case may be). All filing fees and charges payable to any Governmental Entity in connection with filings under the HSR Act or other Antitrust Laws shall be borne equally by Seller and Buyer.

(b) Each of Buyer and Seller shall use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”). In connection therewith, if any Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any Antitrust Law, Seller and Buyer shall use commercially reasonable efforts to contest and resist any such Proceeding, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action, unless, by mutual agreement, Buyer and Seller decide that litigation is not in their respective best interests. Each of Buyer and Seller shall use commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. Notwithstanding anything to the contrary in this Agreement, neither Buyer nor any of its Affiliates shall be required (i) to hold separate (including by trust or otherwise) or divest any of their respective businesses, product lines or assets, (ii) to agree to any limitation on the operation or conduct of their respective businesses or (iii) to waive any of the conditions set forth in Article V of this Agreement.

Section 7.12 Optional Real Estate Assets.

(a) During the period between execution and delivery of this Agreement and the Closing, Buyer shall complete its due diligence investigation of the assets described on Section 3.17(a)(i) of the Disclosure Schedule (the “Optional Real Estate Assets”) pursuant to Section 7.2. No later than forty-five (45) days after the date of this Agreement, Buyer shall notify Seller in writing whether Buyer elects to acquire the Optional Real Estate Assets at the Closing (the “Option Notice”). If Buyer does not timely deliver an Option Notice to Seller, Buyer shall be deemed to have elected to acquire the Optional Real Estate Assets at the Closing. If the Option Notice provides that Buyer does not elect to acquire the Optional Real Estate Assets, the Company shall assign, transfer and convey the Optional Real Estate Assets to Seller or an Affiliate of Seller prior to the Closing, and the transferee shall assume all liabilities and obligations relating to such Optional Real Estate Assets. If Buyer elects or is deemed to have elected to acquire the Optional Real Estate Assets, then, concurrently with the Closing, the Company, as lessor, shall enter into a lease or leases of the Optional Real Estate Assets with an Affiliate or Affiliates of Seller, as lessee, on commercially reasonable terms for a lease term of five (5) years at the then-current lease rate, subject to annual adjustments in the lease rate correlated with changes in the consumer price index (the “Lease Terms”).

(b) If the Option Notice provides that Buyer does not elect to acquire the Optional Real Estate Assets, the Option Notice shall include Buyer’s proposal for the fair market value of the Optional Real Estate Assets. Within five (5) days after delivery of such Option Notice to Seller, Seller will notify Buyer in writing whether Seller agrees with Buyer’s proposal for the fair market value of the Optional Real Estate Assets and, if Seller does not agree, Seller’s proposal for the fair market value of the Optional Real Estate Assets (the “Response Notice”). If Seller does not timely deliver a Response Notice to Buyer, Seller will be deemed to have agreed to Buyer’s proposal for the fair market value of the Optional Real Estate Assets. If Seller delivers a timely Response Notice notifying Buyer of Seller’s disagreement with Buyer’s proposal for the fair market value of the Optional Real Estate Assets, Seller and Buyer shall, for five (5) days after delivery of the Response Notice, negotiate in good faith to agree upon the fair market value of the Optional Real Estate Assets. If Seller and Buyer are unable to agree, they shall mutually submit the disagreement to an independent, recognized real estate valuation firm (the “Real Estate Valuation Firm”) for resolution, and the determination of such fair market value by the Real Estate Valuation Firm, absent fraud, shall be final and binding on the Parties. The Parties shall promptly execute a reasonable and customary engagement letter with the Real Estate Valuation Firm, if requested to do so by the Real Estate Valuation Firm. The fees and expense of the Real Estate Valuation Firm shall be allocated equally between Buyer and Seller. For purposes of the valuation, the Real Estate Valuation Firm shall assume that the Optional Real Estate Assets are subject to the Lease Terms. Seller and Buyer shall use commercially reasonable efforts to cause the Real Estate Valuation Firm to resolve the dispute as promptly as practicable and shall provide materials regarding the Optional Real Estate Assets and access thereto as may be reasonably requested by the Real Estate Valuation Firm. The Real Estate Valuation Firm’s determination of the fair market value of the Optional Real Estate Assets shall not be higher or lower than the values proposed by Buyer and Seller. The fair market value of the Optional Real Estate Assets, as agreed or deemed agreed by Buyer and Seller or as determined by the Real Estate Valuation Firm, shall be the “Final Real Estate Deduction Amount.” If the Option Notice provides that Buyer does not elect to acquire the Optional Real Estate Assets, the Final Real Estate Deduction Amount shall be taken into account in determining the Closing Purchase Price pursuant to Section 2.2.

ARTICLE VIII

EMPLOYEES

Section 8.1 Offers of Employment.

(a) Buyer and Seller acknowledge that the employees of the Company (other than those employees listed in Section 8.1(a) of the Disclosure Schedule) will continue in the employ of the Company on an at-will basis and that continuing employment of such employees is subject to Buyer’s standard policies and procedures applicable to similarly-situated employees of Buyer. Prior to Closing, Seller shall furnish to Buyer an updated version of the lists described in Section 3.25(b), accurate as of a date no later than five (5) days prior to the Closing Date. Effective upon the Closing, Buyer shall cause the Company to provide all employees of the Company (other than those employees listed in Section 8.1(a) of the Disclosure Schedule) as of the Closing Date with total compensation (including, but not limited to, base salary, cash or equity short-term or long-term incentive compensation) and employee benefits that are no less favorable in the aggregate than those provided to similarly-situated employees of Buyer immediately prior to the Closing. With respect to any employee benefit plan, policy or program of Buyer or its Affiliates in which any employees of the Company will participate after the Closing, Buyer shall cause to be recognized all service recognized by the Company or Seller for service with the Company for purposes of eligibility and vesting under such Buyer benefit plans and for the calculation of the amount of any severance pay and any vacation, sick and paid time off, for service with the Company or Seller prior to the Closing Date (except where doing so would cause a duplication of benefits), to the extent such service is reflected in records of the Company provided to Buyer and is based on actual employment with the Company, its Affiliates or a predecessor entity (as opposed to service credit granted for any other reason or purpose). Notwithstanding anything herein to the contrary, if Buyer or any of its Subsidiaries (including, after the Closing, the Company) terminates the employment of any Named Severance Eligible Employee for any reason other than death, disability or cause (each as defined in Buyer’s then existing severance compensation program applicable to such individual), Buyer shall provide such individual with the greater of (i) the severance benefits provided under the Buyer’s then existing severance compensation program applicable to such individual or (ii) severance benefits consisting of base salary and health benefits continuation (at the active employee rate) from the date of termination until the date that is eighteen (18) months following the Closing Date. In addition, if Buyer or any of its Subsidiaries (including, after the Closing, the Company) terminates the employment of any other Acquired Employee (as defined in Section 8.1(b)) for any reason other than death, disability or cause (each as defined in Buyer’s then existing severance compensation program applicable to such individual), Buyer shall provide such individual with the greater of (i) the severance benefits provided under Buyer’s then existing severance compensation program applicable to such individual or (ii) severance benefits consisting of base salary and health benefits continuation (at the active employee rate) from the date of termination until the date that is twelve (12) months following the Closing Date. Notwithstanding the foregoing, any severance benefits payable under this paragraph shall be contingent upon the employee’s execution and return of a waiver and release and shall be upon such other terms and conditions applicable to Buyer’s then existing severance compensation program.

(b) Seller shall cause the employment of each of the individuals listed on Section 8.1(a) of the Disclosure Schedule to be terminated or transferred to Seller or an Affiliate of Seller coincident with the Closing and Seller shall pay all compensation payable to such individuals, including salary, bonus and separation benefits, from and after the Closing and hold Buyer harmless with respect thereto. Buyer shall cause each Person, except those individuals listed on Section 8.1(a) of the Disclosure Schedule, who is employed by the Company immediately prior to the Closing to remain an employee of the Company following the Closing (each an “Acquired Employee”); provided, however, that this Section 8.1(b) shall not be construed to limit the ability of the Company to terminate the employment of any Acquired Employee following the Closing Date at any time after ninety (90) days. Any expressed intention by Buyer to continue the employment of the Acquired Employees as set forth in this Section 8.1 will not constitute a contract on the part of Buyer to a post-Closing employment relationship of any fixed term or duration or upon any terms or conditions other than those that Buyer may establish pursuant to individual offers of employment, and employment by Buyer is “at will” and may be terminated by Buyer or by an employee at any time for any reason (subject to any written commitments to the contrary made by Buyer or an employee and to any requirements of Applicable Law). Except as otherwise required pursuant to Section 8.1(a) or Section 8.1(e), nothing in this Agreement will be deemed to prevent or restrict in any way the right of Buyer to terminate, reassign, promote or demote any of the Acquired Employees after the Closing or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries, other compensation or terms or conditions of employment of such employees. Further, the provisions of this Article VIII are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to constitute an amendment to any of the compensation and benefit plans maintained for or provided to the Acquired Employees prior to or following the Closing Date, or confer upon or give to any person (including for the avoidance of doubt any current or former directors, officers, owners, employees, or independent contractors of the Company) any legal or equitable rights or remedies with respect to the matters provided for in this Article VIII or any other provision of this Agreement.

(c) All Acquired Employees shall cease to be covered under the Plans (other than the Company Plans) and shall be permitted to participate in the plans, programs and arrangements of Buyer and its Affiliates relating to compensation and employee benefits (each a “Buyer Plan”) on the same terms as similarly situated employees of Buyer and its Affiliates. Buyer shall cause its employee health and welfare benefit plans, programs, policies, and practices in which the Acquired Employees participate, including Buyer’s vacation and sick leave programs, to recognize each such Acquired Employee’s duration of service (but not level or category of job) that is recognized by the Company for service with the Company or the Seller for eligibility to participate, eligibility for enrollment, eligibility for the commencement of benefits and eligibility for the level of benefits to the extent such service is reflected in records of the Company provided to Buyer and is based on actual employment with the Company, its Affiliates or a predecessor entity (as opposed to service credit granted for any other reason or purpose).

(d) Effective as of the Closing Date, the Company shall withdraw from the defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code sponsored by Seller or its affiliates (the “Seller’s 401(k) Plan”), and Buyer shall permit the Acquired Employees to commence participation in the defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code sponsored by Buyer or its affiliates (the “Buyer’s 401(k) Plan”). Acquired Employees shall be permitted to elect direct rollovers of their account balances under the Seller’s 401(k) Plan, including any outstanding plan loans, to the Buyer’s 401(k) Plan. For each Acquired Employee who elects to rollover an outstanding plan loan, Seller and Buyer shall take such actions as are required to transfer such loan to Buyer’s 401(k) Plan, and Buyer shall permit loan repayments for active employees through payroll deductions by Buyer. Notwithstanding the foregoing, all matters regarding the Buyer’s 401(k) Plan shall be subject to the terms of the Buyer’s 401(k) Plan.

(e) Seller will retain any obligations under COBRA with respect to Acquired Employees and other qualified beneficiaries: (i) who are enrolled in COBRA continuation coverage under a Plan sponsored by Seller or its Affiliates as of the Closing; or (ii) with respect to whom a qualifying event occurred on or prior to the Closing. Buyer shall, or shall cause the Company to, meet any obligation under COBRA with respect to qualifying events occurring for Acquired Employees and other qualified beneficiaries under Buyer’s Plans after the Closing.

(f) During the 90-day period beginning on the Closing Date, Buyer shall ensure that the Company does not terminate (actually or constructively) the employment of a number of Acquired Employees sufficient to cause any “plant closing” or “mass layoff” (as those terms are defined in the WARN Act) such that Seller has any obligation under the WARN Act that Seller otherwise would not have had absent such terminations.

Section 8.2 Benefit Plans. Effective as of the Closing Date, Seller shall cause the Company to cease being a participating employer with respect to the Plans (other than the Company Plans) so that each Acquired Employee shall cease to participate in the Plans (other than the Company Plans). Seller shall retain or assume all Plans (other than the Company Plans) and all obligations and liabilities that arise thereunder prior to Closing or otherwise under any Plan (other than any Company Plan), including but not limited to all obligations and liabilities to pay or provide severance compensation or benefits, for the payment of all vacation and sick pay and for any and all other claims for benefits by Acquired Employees under the Plans (other than the Company Plans). Seller shall retain all obligations and liabilities to pay or provide severance compensation or benefits to any Company Employee or former Company Employee that becomes due solely as a result of the consummation of the transactions contemplated by this Agreement. Seller shall be liable for and shall pay all long term and short term incentive awards (including any bonuses and equity or equity-based awards) (the “Awards”), commissions and separation benefits (if any) payable to Acquired Employees in respect of periods prior to the Closing, whether or not such amounts would normally be payable in the ordinary course on or before Closing, and hold Buyer and the Company harmless with respect thereto. For the avoidance of doubt, it is the intention of the prior sentence that any Awards to Acquired Employees that are outstanding immediately prior to the Closing shall be promptly paid or settled immediately after the Closing; provided, however, if any such Awards are subject to Code Section 409A and the termination of such Award or Plans under which they were made is necessary in order to accelerate payment of such Awards without violating Code Section 409A, Seller shall approve termination and acceleration of payment in compliance with the plan termination requirements under Treasury Regulations Section 1.409A-3(j)(4)(ix)(B). Seller shall hold the Company and Buyer harmless with respect to any liability under Code Section 409A based on such Award or plan termination and accelerated payment. Seller shall retain all liability for the funding of any Plans that are subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, and shall hold the Company and Buyer harmless with respect thereto. Seller or its Affiliates shall be liable for claims for benefits by Acquired Employees under Plans (other than the Company Plans) that are welfare benefit plans arising out of occurrences on or prior to the Closing Date. Seller or its Affiliates shall be liable for workers’ compensation benefits arising out of occurrences prior to the Closing Date. If any Acquired Employee has become disabled (within the meaning of the applicable Plan maintained by Seller or its Affiliates that provides short-term or long-term disability benefits) prior to the Closing Date, Seller or

Seller’s Affiliates will retain liability for the provision of disability benefits payable to such employee under Seller’s welfare benefit plans, if any, with respect to such disability (but not with respect to any reoccurrence of such a disability after such employee returns to active service with the Company on or following the Closing Date). From and after the Closing Date, any right to reemployment for any Acquired Employees who are on short-term or long-term disability as of immediately prior to the Closing Date shall be the obligation of the Company and its Affiliates and not of Seller and its Affiliates. Seller or its Affiliates shall be liable for claims for medical and dental benefits by Acquired Employees under Plans (other than any Company Plans) that are welfare benefit plans with respect to services and treatment rendered on or prior to the Closing Date.

Section 8.3 Managers and Officers. Effective as of the Closing Date, Seller hereby releases each manager and officer of the Company from any and all liability the same may have to Seller or any of its Affiliates arising on or prior to the Closing in their capacity as a manager or officer of the Company.

ARTICLE IX

INDEMNIFICATION

Section 9.1 Release and Indemnification.

(a) Indemnification by Seller.

(i) From and after the Closing, Seller will defend and hold harmless Buyer, its Affiliates (including the Company), and each of their respective shareholders, partners, members, managers, officers, directors, employees, attorneys, agents and representatives (collectively, the “Buyer Indemnified Group”), from and against any and all Losses (including Third Party Claims) which arise out of, or are attributable to, the following (collectively, “Buyer Claims”):

(1) any breach of any covenant, obligation or agreement of Seller set forth in this Agreement;

(2) any breach of the representations or warranties made by Seller in Article III or the certificate delivered by Seller pursuant to Section 6.2(b);

(3) any Indemnified Environmental Liabilities;

(4) the Excluded Assets and Liabilities;

(5) any unpaid Indebtedness of the Company as of the close of business on the day immediately preceding the Closing Date or unpaid Transaction Expenses (in each case, to the extent not taken into account in the calculation of the Purchase Price);

(6) all matters listed on, or that should have been listed on, Section 3.10 of the Disclosure Schedule; and

(7) any Seller Retained Liabilities.

(ii) Absent Fraud or willful misconduct, and except as provided in Section 9.1(a)(iv), Seller will have no liability for indemnification under Section 9.1(a)(i)(2) or otherwise relating to a breach of the representations or warranties made by Seller in Article III or in the certificate delivered by Seller pursuant to Section 6.2(b) until the total of all Losses exceeds $500,000 (the “Threshold”), and then Seller shall be required to pay the entire amount of such Losses.

(iii) Absent Fraud or willful misconduct, and except as provided in Section 9.1(a)(iv), the maximum liability of Seller for indemnification under Section 9.1(a)(i)(2) shall not exceed $20,000,000.

(iv) Notwithstanding the foregoing, the limitations specified in Sections 9.1(a)(ii) and 9.1(a)(iii) shall not apply to Losses arising out of any breach of any of the Seller Fundamental Representations.

(v) Absent Fraud or willful misconduct, in no event shall the maximum liability of Seller under Section 9.1(a)(i)(2) and Section 9.1(a)(i)(7) exceed the Base Purchase Price.

(b) Indemnification by Buyer.

(i) From and after the Closing, Buyer will indemnify, defend and hold harmless Seller, its Affiliates, and each of their respective shareholders, partners, members, managers, officers, directors, employees, attorneys, agents and representatives (collectively, the “Seller Indemnified Group”), from and against any and all Losses (including Third Party Claims) which arise out of, or are attributable to, the following (collectively, “Seller Claims”):

(1) any breach of any covenant, obligation or agreement of Buyer set forth in this Agreement; and

(2) any breach of any of the representations or warranties made by Buyer in Article IV or the certificate delivered by Buyer pursuant to Section 6.3(a).

(ii) Absent Fraud or willful misconduct, Buyer will have no liability for indemnification under Section 9.1(b)(i)(2) or otherwise relating to a breach of the representations or warranties made by Buyer in Article IV or in the certificate delivered by Buyer pursuant to Section 6.3(a) until the total of all Losses exceeds the Threshold, and then Buyer shall be required to pay the entire amount of such Losses.

(iii) Notwithstanding the foregoing, the limitations specified in Section 9.1(b)(ii) shall not apply to Losses arising out of any breach of any of the Buyer Fundamental Representations.

(iv) Absent Fraud or willful misconduct, the maximum liability of Buyer for indemnification under Section 9.1(b)(i)(2) shall not exceed the Base Purchase Price.

(c) For purposes of calculating Losses hereunder, any materiality or Material Adverse Effect qualifications in the representations and warranties of Seller shall be ignored. Seller shall have no recourse against the Company or its officers, employees, Affiliates, agents, attorneys, representatives, assigns or successors for any indemnification claims asserted by the Buyer Indemnified Group.

(d) Subject to the terms of this Agreement and upon a receipt of notice of the assertion of a claim or of the commencement of any suit, action or proceeding that is a Third Party Claim against any member of the Buyer Indemnified Group or the Seller Indemnified Group entitled to indemnification under Section 9.1(a) or Section 9.1(b), respectively, such Person entitled to indemnification hereunder (the “Indemnitee”) will promptly notify the Party against which indemnification is sought (the “Indemnitor”) in writing of any Loss which the Indemnitee has determined has given or could give rise to a claim under Section 9.1(a) or Section 9.1(b). Such written notice is herein referred to as a “Notice of Claim.” A Notice of Claim will specify, in reasonable detail, the facts known to the Indemnitee regarding the claim, and the Indemnitee shall provide any other information with respect thereto as the Indemnitor may reasonably request. Subject to the terms of this Agreement, the failure to provide (or timely provide) a Notice of Claim will not affect the Indemnitee’s rights to indemnification except to the extent that, as a result of such failure, the Indemnitor was materially prejudiced.

(e) The Indemnitor may elect to defend, in good faith and at its expense, any claim or demand set forth in a Notice of Claim relating to a Third Party Claim. The Indemnitee, at its expense, may participate in the defense of any such Third Party Claim with counsel of its choosing. Any counsel obtained by the Indemnitor for the defense of any demand set forth in a Notice of Claim relating to a Third Party Claim shall be reasonably acceptable to the Indemnitee. Within twenty (20) days after receipt of a Notice of Claim, the Indemnitor must notify the Indemnitee in writing as to whether the Indemnitor is proceeding with the defense of the Third Party Claim. If the Indemnitor does not so notify the Indemnitee that the Indemnitor is proceeding with the defense of the Third Party Claim, the Indemnitee shall undertake its defense, and the Indemnitor shall promptly after receipt of evidence thereof, reimburse the Indemnitee for all reasonable attorneys’ fees, costs and expenses, court costs, and other costs of suit incurred in connection with such defense. Without the prior written consent of the other Party, no Party will enter into any settlement of any Third Party Claim unless (i) there is no admission by the other Party or its Group (i.e., the Seller Indemnified Group or the Buyer Indemnified Group, as the case may be) of any violation of legal requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the other Party or its Group (i.e., the Seller Indemnified Group or the Buyer

Indemnified Group, as the case may be), (ii) the settlement includes a complete and unconditional release of the other Party and its Group (i.e., the Seller Indemnified Group or the Buyer Indemnified Group, as the case may be) with respect to the Third Party Claim, (iii) the sole relief provided is monetary damages that are paid in full by such Party, and (iv) the settlement would not create any liability on the part of the other Party or its Group (i.e., the Seller Indemnified Group or the Buyer Indemnified Group, as the case may be) without its written consent.

(f) The Party defending the Third Party Claim will (i) consult with the other Party throughout the pendency of the Third Party Claim regarding the investigation, defense, settlement, trial, appeal or other resolution of the Third Party Claim, and (ii) afford the other Party the reasonable opportunity to participate, at the expense of such Party, in the defense of the Third Party Claim. Each Party will make available to the other Party or its representatives all records and other materials reasonably required by them for use in contesting any Third Party Claim (subject to obtaining an agreement to maintain the confidentiality of confidential or proprietary materials in a form reasonably acceptable to Indemnitor and Indemnitee). The Parties will cooperate in the defense of the Third Party Claim, including, if requested by a Party, contesting any Third Party Claim that a Party elects to contest or, if appropriate, in making any counterclaim against the Person asserting the claim or demand, or any cross-complaint against any Person. The requesting Party will reimburse the other Party for any expenses incurred by the other Party in cooperating with or acting at the request of the requesting Party.

(g) Any claim that is not a Third Party Claim will be asserted by giving the Indemnitor reasonably prompt written notice thereof, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable, after the Indemnitee becomes aware of such claim, but the failure to give timely notice will not affect the rights or obligations of the Indemnitor except to the extent that, as a result of such failure, the Indemnitor was materially prejudiced.

(h) The right to indemnification, payment, reimbursement, or other remedy based upon any breach of a representation, warranty, covenant or other obligation hereunder shall not be affected by any investigation by or on behalf of any party or any knowledge acquired at any time, whether before or after the execution and delivery of this Agreement or the Closing Date.

Section 9.2 Payment. In the event that a Party is required to make an indemnity payment under this Agreement, such Indemnitor shall pay the Indemnitee the amount so determined within five (5) Business Days following an agreement between Buyer and Seller or other final determination that an indemnity amount is payable (which in the case of litigation which is not settled pursuant to mutual agreement of the Parties shall be the final order of a court of competent jurisdiction from which no appeal can be taken or the time for appeal from which has run). Upon making any indemnity payment and as permitted by Applicable Law or any applicable provisions of any relevant insurance or other contract, the Indemnitor will, to the extent of such indemnity payment, be subrogated to all rights of the Indemnitee against any other Person in respect of the Losses to which the indemnity payment relates. Further as a condition to any payment by the Indemnitor, Indemnitee shall assign to Indemnitor all of its rights with respect to such claims or otherwise make arrangements reasonably satisfactory to Indemnitor to provide that the Indemnitee is subrogated to such rights.

Section 9.3 Exclusive Remedy. Following the Closing, except in the case of Fraud or willful misconduct or as provided in Section 12.5, the right of each Indemnitee to assert indemnification claims and receive indemnity payments under this Agreement shall be the sole and exclusive right and remedy exercisable by such Indemnitee with respect to any Loss or other claims arising out of this Agreement, or related in any way to this Agreement or the transactions contemplated hereby. No Indemnitee shall have any other remedy (statutory, common law or otherwise) against an Indemnitor with respect thereto, all such other remedies hereby being waived.

Section 9.4 Purchase Price Adjustment. Any payment made pursuant to this Article IX or Article X shall be treated as an adjustment to the purchase price for federal, state, local and foreign Tax purposes, to the extent permitted by Applicable Law. Further, the Parties agree to consult in good faith on the impact of any such adjustment on the Allocation. If the Parties are unable to agree upon the impact of any such adjustment on the Allocation, the Parties shall follow the dispute resolution procedure set forth in Section 2.4. The Parties shall file any necessary amended Tax Returns and reports in a manner consistent with any such agreed upon adjustments, or if necessary the final adjustments following the determination of the Independent Accounting Firm, to the Allocation.

Section 9.5 Survival. All representations and warranties of the Parties contained in this Agreement shall survive the Closing Date for a period of eighteen (18) months; except that (A) the representations and warranties of Seller set forth in Section 3.19 (Tax Matters) and Section 3.26 (Employee Benefits) shall survive the Closing Date until ninety (90) days following the expiration of the applicable statute of limitations with respect to the particular matter that is the subject matter thereof; (B) the representations and warranties Seller set forth in Section 3.1(a) and (b) (Organization), Section 3.2(a) (Authorization), Section 3.3 (Enforceability), Section 3.4 (Capitalization and Ownership) and Section 3.7(b) (Title) shall survive the Closing Date indefinitely; and (C) the representations and warranties of Buyer set forth in Section 4.1(a) (Organization), Section 4.2(a) (Authorization), and Section 4.4 (Enforceability) shall survive the Closing Date indefinitely (the representations set forth in Sections 3.1(a), 3.2(a), 3.3, 3.4, 3.7(b), 3.19, 3.20, and 3.26 are collectively referred to herein as the “Seller Fundamental Representations” and the representations set forth in Sections 4.1(a), 4.2(a) and 4.4 are collectively referred to herein as the “Buyer Fundamental Representations”). All covenants and agreements of the Parties shall survive until such covenants and agreements are fully performed.

Section 9.6 Mitigation.

(a) An Indemnitee will use commercially reasonable efforts to mitigate any Losses subject to indemnification hereunder. The amount of any Loss subject to indemnification hereunder will be reduced to the extent of any insurance proceeds or other payments actually received from an insurer or other third party with respect to such Loss, net of all costs of recovery (including any demonstrably resulting increase in the cost of insurance). If the amount of any Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement, or payment under or pursuant to any insurance coverage or by recovery, settlement, or payment by or against any other Person, the amount of such reduction (net of all costs of recovery), will be repaid by the Indemnitee to the Indemnitor reasonably promptly following actual receipt or credit of such amounts.

(b) The amount of any Loss subject to indemnification hereunder will be reduced to the extent that the Indemnitee received a benefit from the reflection of such matter in the calculation of the adjustment to the Purchase Price, if any, as finally determined pursuant to Section 2.4.

(c) Upon making any indemnity payment, the Indemnitor will, to the extent of such indemnity payment, be subrogated to all rights of the Indemnitee against any third party in respect of the Loss to which the indemnity payment relates.

Section 9.7 No Punitive Damages. Unless actually paid pursuant to a Third Party Claim, under no circumstances shall any Indemnitee be entitled to be indemnified for punitive or exemplary damages.

ARTICLE X

TAXES

Section 10.1 Transfer Taxes and Fees. Any sales, use, transfer, stock transfer, stamp taxes, any transfer, recording, filing, registration and other fees, and any other similar Taxes (the “Transfer Taxes”) and all permit or license transfer or reissuance fees or payments paid to a Governmental Entity (“Transfer Fees”), if any, which become payable in connection with the transactions contemplated by this Agreement, shall be borne and paid fifty percent (50%) by Seller and fifty percent (50%) by Buyer. Buyer, at its own expense, will file, to the extent required by Applicable Law, all necessary documentation with respect to all such Transfer Taxes, and, if required by Applicable Law, Seller will join in the execution of any such documentation and will take such positions therein as are reasonably requested by Buyer, provided that no Party shall be required to take a position inconsistent with the allocation provided under Section 2.4 hereof. Seller and Buyer agree to cooperate in the execution and delivery of all instruments and certificates reasonably necessary to minimize the amount of any Transfer Taxes.

Section 10.2 Taxes and Tax Returns.

(a) All Taxes on or with respect to the Company that are attributable to any period (or portion thereof) ending on or before the Closing Date shall be for the sole account of Seller. All Taxes on or with respect to the Company that are attributable to any period (or portion thereof) after the Closing Date shall be for the sole account of Buyer.

(b) Seller shall prepare or cause to be prepared all Tax Returns for the Company that relate to any period ending on or before the Closing Date which are filed after the Closing Date. Such Tax Returns shall be prepared consistently with the past practice of the Company unless otherwise required by Applicable Laws. At least one (1) Business Day prior to the filing date, Seller shall provide Buyer, for its review and comment, a copy of each proposed non-income Tax Return for the Company in respect of any taxable period ending on or prior to the Closing Date if such non-income Tax Return (i) relates solely to the operations of the Company and the Business and (ii) is to be filed after the Closing Date. Seller shall incorporate, or shall cause to be incorporated, all of Buyer’s reasonable comments to such non-income Tax Returns. For the avoidance of doubt, in no case shall Seller be required to deliver any income Tax Return of Seller to Buyer for its review and comment and the restrictions in this Section 10.2(b) shall not apply with respect to any such Tax Return.

(c) Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company, other than the Tax Returns which Seller shall prepare, or cause to be prepared, pursuant to Section 10.2(b). To the extent any such Tax Return relates to any period (or portion thereof) ending on or prior to the Closing Date, prior to filing such Tax Return Buyer shall provide to Seller a copy of such Tax Return for Seller’s review, comment and approval, such approval not to be unreasonably withheld, conditioned or delayed; provided, however, Seller shall not have any such review, comment and approval rights with respect to any amendment of a previously filed Tax Return relating to any period (or portion thereof) ending on or prior to the Closing Date, if the positions taken in such amended Tax Return do not increase Seller’s indemnification obligations for Taxes under this Agreement.

(d) Seller and Buyer shall consult and attempt to resolve in good faith any issue arising as a result of the review of such proposed Tax Returns described in Sections 10.2(b) and 10.2(c). If Seller and Buyer cannot agree on the amount of Taxes owed by the Company or the treatment of an item shown on such Tax Return within fifteen (15) days, Buyer and Seller shall refer the matter to the Independent Accounting Firm. Buyer and Seller shall equally share the fees and expenses of the Independent Accounting Firm and the determination of the Independent Accounting Firm as to the amount owing by the Company with respect to the proposed Tax Returns shall be binding on both Buyer and Seller for purposes of filing such Tax Returns. Subject to Section 10.2(e), any Taxes that are Seller’s responsibility hereunder shall be paid no later than five (5) days prior to the due date of an applicable Tax Return; provided, however, that Buyer shall provide Seller with written notice that a Tax payment is due at least fifteen days prior to the filing of the applicable Tax Return (and in the event written notice is provided less than fifteen days prior to the due date of an applicable Tax Return, Seller shall not be required to pay any amount under this sentence until the date that is ten days following when written notice is received by Seller). Buyer shall reimburse Seller for Tax refunds of the Company with respect to periods (or portions thereof) ending on or before the Closing Date within five (5) days after receipt by Buyer or the Company (or any of their respective Affiliates) of such Tax refunds; provided, that the amounts reimbursed by Buyer to Seller pursuant to this sentence shall be net of any reasonable costs and expenses incurred by Buyer, the Company or any of their respective Affiliates to obtain such refunds; provided, further, notwithstanding the above, any Tax refunds received by Buyer or the Company (or any of their respective Affiliates) with respect to sales Taxes and other similar Taxes collected by the Company and remitted by the Company to a Governmental Entity shall be refunded to the original party paying such Taxes (and not Seller) to the extent such party is legally entitled to such Tax refund.

(e) For purposes of this Section 10.2(e), in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date (the “Straddle Period”), the portion of such Tax that relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes imposed on or measured by income or receipts of the Company, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of calendar days in the taxable period ending on the Closing Date and the denominator of which is the number of calendar days in the entire taxable period and in the case of Taxes based on or measured by income or receipts of the Company shall be determined on an interim closing of the books of the Company as of the close of business on the Closing Date; and (ii) be the obligation of Seller, who shall pay such Taxes when due in accordance with Section 10.2(d). Buyer shall be liable for all other Straddle Period Taxes and shall pay such Taxes when due. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with past practices of the Company and shall be in conformity with the Code and any other applicable authorities except to the extent required by any Applicable Laws.

(f) Seller and Buyer shall cooperate fully and promptly, as and to the extent reasonably requested by the other party, in connection with (i) the filing of Tax Returns (“Tax Preparation”) of the Company and (ii) any suit, action, inquiry, proceeding, administrative or judicial appeal, audit, litigation or other similar proceeding with respect to Taxes (a “Tax Contest”) of the Company. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any such Tax Contest and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Seller and Buyer agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations (and any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing authority. Buyer shall promptly notify Seller upon receipt by Buyer or its Affiliates of notice of any pending or threatened Tax Contest which may affect the Tax liabilities or indemnification obligations hereunder of, or otherwise relate to, Seller or the Company in respect of Tax periods ending on or prior to the Closing Date. Seller shall have the sole right, at its expense, to represent all interests in any Tax Contest which could solely affect the Tax liabilities or indemnification obligations hereunder of Seller or Seller’s Affiliates, and to employ counsel of its choice in such Tax Contest. If a Tax Contest may affect the Tax liabilities or indemnification obligations hereunder of both Seller or any Seller Affiliate (including the Company for any and all Tax periods beginning prior to the Closing), on the one hand, and Buyer or any Buyer Affiliate (including the Company for any and all Tax periods beginning on or after the Closing), on the other hand, Buyer shall have the sole right to represent all interests in any Tax Contest and Buyer shall keep Seller reasonably informed of the progress of such Tax Contest, and Seller’s consent shall be required prior to the settlement of any such Tax Contest, which consent shall not be unreasonably withheld, conditioned or delayed. Seller shall cooperate fully with Buyer and its counsel in the defense against or compromise of any claim in any said Tax Contest. Buyer shall have the sole right, at its expense, to represent all interests in any other Tax Contest involving the Company, and to employ counsel of its choice in such Tax Contest; provided, however, that if the Tax Contest may affect the Tax liabilities or indemnification obligations hereunder of Seller or any of Seller’s Affiliates for a Straddle Period Tax, Buyer shall keep Seller informed of the progress of such Tax Contest, and Seller’s consent shall be required prior to the settlement of any such Tax Contest with respect to a Straddle Period Tax, which consent shall not be unreasonably withheld, conditioned or delayed.

(g) Upon written request of Seller, Buyer shall file, or cause to be filed, any amended Tax Return of the Company or claim for Tax refund on behalf of the Company and for any period ending on or prior to the Closing Date, provided that taking such position will not subject either Buyer, the Company, or any of their Affiliates to additional Taxes or reduce any Tax asset or Tax attribute of Buyer or the Company. Buyer shall permit Seller to review and comment on such amended Tax Return prior to filing and Buyer shall incorporate Seller’s reasonable comments. The cost of preparing such amended Tax Return required by Seller shall be borne by Seller. Buyer shall pay to Seller any Tax refund received with respect to such amended Tax Return, net of any reasonable costs incurred by Buyer under this Section 10.2(g), within five (5) days after receipt by Buyer or the Company. For the avoidance of doubt, any Tax refunds received by Buyer or the Company (or any of their respective Affiliates) with respect to sales Taxes and other similar Taxes collected by the Company and remitted by the Company to a Governmental Entity shall be refunded to the original party paying such Taxes (and not Seller) to the extent such party is legally entitled to such Tax refund.

(h) Buyer covenants that without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall not cause or permit its Affiliates (including the Company) to, make or change any material Tax election, amend any Tax Return, take any Tax position on any Tax Return, or compromise or settle any Tax liability, in each case if such action could have the effect of increasing the Tax liability of the Company or Seller (or any of its Affiliates) in respect of any tax period (or portion thereof) ending on or before the Closing Date or increasing the liability of Seller (or any of its Affiliates) under this Agreement.

Section 10.3 Tax Indemnities.

(a) Seller shall be responsible for and shall indemnify and hold the Company and Buyer harmless against (i) all Taxes imposed on or payable by the Company for any taxable period that ends on or before the Closing Date; (ii) with respect to any Straddle Period, all Taxes imposed on the Company which are allocable pursuant to Section 10.2(e) to the portion of such period ending on the Closing Date; (iii) all Taxes attributable to a taxable period ending on or before the Closing Date for which the Company is held liable under Treasury Regulation Section 1.1502-6 by reason of the

Company being included in any consolidated or affiliated group with Seller (or any Affiliates of Seller) at any time before the Closing Date; and (iv) all Taxes of any Person other than the Company imposed on the Company as a transferee, indemnitor, or successor, by contract (other than a contract the primary subject matter of which is not Taxes but only if such contract is specifically identified in Section 3.19(c) of the Disclosure Schedule as such a contract) or pursuant to any Tax law, which Taxes relate solely to an event or transaction occurring on or before the Closing Date.

(b) Payment by the indemnifying party of any amount due under Section 10.3(a) shall be made within ten (10) days following written notice by the indemnified party that payment of such amounts to the appropriate taxing authority is due. In the case of a Tax that is contested in accordance with the provisions of Section 10.2(f), payment of the Tax to the appropriate taxing authority will be considered to be due no earlier than the date a final determination to such effect is made by the appropriate taxing authority or court.

Section 10.4 Miscellaneous Tax Matters.

(a) Except for Section 9.4 and those portions of Article IX that relate to a breach of representations and warranties set forth in Section 3.18 (Tax Matters) and Section 3.25 (Employee Benefits), this Article X shall be the sole provision governing indemnities for Taxes under this Agreement.

(b) For purposes of this Article X, all references to Buyer, Seller, Affiliates, and the Company include successors.

(c) Notwithstanding any provision in this Agreement to the contrary, the covenants and agreements of the parties hereto contained in this Article X shall survive the Closing and shall remain in full force until ninety (90) days following the expiration of the applicable statutes of limitations for the Taxes in question (taking into account any extensions or waivers thereof).

(d) Any Tax sharing agreement or arrangement between Seller or any of its Affiliates, on the one hand, and the Company, on the other hand, shall have been terminated, and all payments thereunder settled, immediately prior to the Closing with no payments permitted to be made thereunder on and after the Closing Date.

ARTICLE XI

TERMINATION

Section 11.1 Termination. This Agreement may be terminated at any time prior to the Closing solely as follows:

(a) by Seller or Buyer, if the Closing has not occurred for whatever reason by 5:00 p.m., Central time, on the Termination Date (unless extended in writing by the Parties) provided that a Party in material breach of this Agreement may not terminate this Agreement pursuant to this Section 11.1(a); provided, however, that if Closing has not occurred prior to the Termination Date as a result of a request for additional information or documentary material pursuant to the HSR Act or due to an investigation or other inquiry by the FTC or the Antitrust Division of the Department of Justice under the HSR Act, then the Termination Date shall be extended sixty (60) days to allow the parties to fulfill their obligations under Section 7.11;

(b) by mutual written consent of Seller and Buyer;

(c) by Buyer, so long as Buyer is not then in material breach of its obligations under this Agreement, upon a breach of any covenant, representation or agreement on the part of Seller set forth in this Agreement and such breach (i) would give rise to the failure of any condition in Section 5.2, (ii) cannot be cured by Seller or, if curable, is not cured within the earlier of (x) twenty (20) days of the date on which Seller receives written notice thereof from Buyer or (y) the Termination Date and (iii) has not been waived by Buyer;

(d) by Seller, so long as Seller is not then in material breach of its obligations under this Agreement, upon a breach of any covenant, representation or agreement on the part of Buyer set forth in this Agreement and such breach (i) would give rise to the failure of any condition in Section 5.1, (ii) cannot be cured by Buyer or, if curable, is not cured within the earlier of (x) twenty (20) days of the date on which Buyer receives written notice thereof from Seller and (y) the Termination Date and (iii) has not been waived by Seller; or

(e) by Buyer or Seller, if any competent Governmental Entity shall have issued an order, decree or ruling or taken any other action which permanently enjoins or prevents or otherwise prohibits the acquisition by Buyer of the Equity Interests and such order, decree, ruling or other action shall have become final and nonappealable.

Section 11.2 Effect of Termination. Upon a termination of this Agreement by a Party pursuant to Section 11.1, then such Party shall promptly give notice to the other Party specifying the provision hereof pursuant to which such termination is made, and upon delivery of such notice this Agreement shall become void and have no effect, other than each Party’s obligations under Section 7.6 (Public Announcements), Section 7.7 (Confidentiality) and Articles XI (Termination) and XII (Miscellaneous), each of which shall survive the termination hereof. Notwithstanding the foregoing, nothing in this Section 11.2 shall be deemed to release any Party from any liability for any intentional breach by such Party of the terms and provisions of this Agreement occurring before such termination.

ARTICLE XII

MISCELLANEOUS

Section 12.1 Notice. All notices, requests, statements or payments shall be made as specified below. All notices are required to be in writing and shall be delivered by letter, facsimile or other documentary form. Notice by facsimile or hand delivery shall be deemed to have been received by the close of the Business Day on which it was transmitted or hand delivered (unless transmitted or hand delivered after close of business in which case it shall be deemed received at the close of the next Business Day). Notice by overnight mail or courier shall be deemed to have been received two (2) Business Days after it was sent. A Party may change its addresses by providing notice of same in accordance herewith. Notices shall be sent as follows:

If to Seller, to:

c/o Atmos Energy Corporation

5430 LBJ Freeway

1800 Three Lincoln Centre

Dallas, Texas 75240

Attention: Chief Financial Officer

Attention: General Counsel

Fax: (972) 855-3080

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

2100 McKinney Avenue, Suite 1100

Dallas, Texas 75201

Attention: Robert B. Little

Fax: (214) 571-2924

If to Buyer, to:

CenterPoint Energy, Inc.

1111 Louisiana Street

Houston, Texas 77002

Attention: Chief Financial Officer

                 General Counsel

Fax: (713) 207-0141

with a copy (which shall not constitute notice) to:

Baker & Hostetler LLP

811 Main Street, Suite 1100

Houston, Texas 77002

Attention: W. Robert Shearer

Fax: (713) 751-1717

Section 12.2 No Third Party Beneficiaries. Nothing in this Agreement will provide any benefit to any Third Party or entitle any Third Party to any claim, cause of action, remedy or right of any kind, it being the intent of the Parties that this Agreement will not be construed as a Third Party beneficiary contract except with respect to the Buyer Indemnified Group and the Seller Indemnified Group, who may have rights under this Agreement under Article IX provided that any claims to be brought by the Buyer Indemnified Group or the Seller Indemnified Group under Article IX will be brought by Buyer or Seller as applicable. No member of the Seller Indemnified Group or the Buyer Indemnified Group, other than Buyer or Seller, shall be required to consent to any amendment to this Agreement.

Section 12.3 GOVERNING LAW; CONSENT TO JURISDICTION.

(a) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ITS CONFLICT OF LAWS RULES OR PRINCIPLES.

(b) THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL COURTS IN AND FOR THE SOUTHERN DISTRICT OF TEXAS AND THE STATE COURTS IN HARRIS COUNTY, TEXAS IN CONNECTION WITH ANY DISPUTE ARISING UNDER OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY AND ANY RELATED PROCEEDING, AND EACH PARTY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH DISPUTE OR PROCEEDING MUST BE HEARD AND DETERMINED IN SUCH COURTS. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY DISPUTE OR PROCEEDING ARISING UNDER OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BROUGHT IN SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE OR PROCEEDING. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE OR PROCEEDING MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.

Section 12.4 Dispute Resolution; Waiver of Jury Trial. The Parties shall attempt to resolve any claim, counterclaim, demand, cause of action, dispute, and controversy arising out of or relating to this Agreement (or any agreement delivered in connection with this Agreement) or in any way relating to the subject matter of this Agreement involving the Parties or their representatives (each a “Dispute”), by allowing the applicable managers involved in such dispute thirty (30) days to attempt in good faith to reach an agreement with respect to such Dispute. If no such agreement is reached, the President or any Vice President of each of Buyer and Seller shall have fifteen (15) days to attempt in good faith to reach an agreement with respect to such Dispute. Each Dispute that is not resolved by mutual agreement of the Parties or their representatives, as applicable, may be resolved by litigation consistent with the provisions of this Agreement. EACH PARTY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION, CLAIM OR PROCEEDING RELATING TO THIS AGREEMENT.

Section 12.5 Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the covenants of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent non-performance or breaches of the covenants of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof. In the event of any action to enforce this Agreement specifically pursuant to this Section 12.5, each Party hereby waives the defense that there is an adequate remedy at law.

Section 12.6 Entire Agreement. This Agreement, the Schedules and Exhibits hereto and thereto and the Confidentiality Agreement contain the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersede and cancel any and all prior agreements between the Parties as to the matters covered herein. There are no agreements, understandings, representations, or warranties between the Parties other than those set forth or referred to herein.

Section 12.7 Assignment. No Party hereto may assign this Agreement or its rights or obligations hereunder without the prior written consent of the other Party, which consent may be granted or withheld in such other Party’s sole discretion and any attempted assignment in contravention of the foregoing shall be null and void.

Section 12.8 Amendments. No amendment, modification or change to this Agreement will be enforceable unless reduced to writing and executed by duly authorized representatives of all Parties.

Section 12.9 Severability. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all Applicable Laws. If any provision of this Agreement, or the application thereof to any Person or circumstance, is for any reason or to any extent invalid or unenforceable, the remainder of this Agreement and the application of such provision to the other persons or circumstances shall not be affected thereby, but rather is to be enforced to the greatest extent permitted by Applicable Law, unless the severance of any such provision from the remainder of this Agreement would change the economic substance of the Agreement as a whole in a manner that is adverse to any Party (and such change is not waived in writing by such affected Person).

Section 12.10 No Implied Waivers. Except as expressly provided for herein, no waiver of any of the terms and conditions of this Agreement shall be effective unless in writing and signed by the party against whom such waiver is sought to be enforced. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given. The failure of a party to insist, in any instance, on the strict performance of any of the terms and conditions hereof shall not be construed as a waiver of such party’s right in the future to insist on such strict performance.

Section 12.11 Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses, including fees and expenses of counsel and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fee or expense.

Section 12.12 No Joint Venture. Nothing contained in this Agreement creates or is intended to create an association, trust, partnership, or joint venture or impose a trust or partnership duty, obligation, or liability on or with regard to any Party.

Section 12.13 Joint Negotiation. This Agreement shall be considered for all purposes as prepared through the joint efforts of the Parties, and shall not be construed against one Party as a result of the preparation, submission or other event of negotiation, drafting or execution hereof.

Section 12.14 No Recourse. No past, present or future shareholder, partner, member, manager, director, officer, employee, incorporator, attorney, accountant, agent or other representative of any Party hereto or any Affiliate thereof shall have any liability for any obligations of such Party hereto under this Agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

Section 12.15 Disclosure Generally. The disclosure of any item of information in any Disclosure Schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.

Section 12.16 Legal Representation.

(a) Buyer, on behalf of itself and its Affiliates (including, after the Closing, the Company), acknowledges and agrees that Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) has acted as counsel for Seller and the Company in connection with this Agreement and the transactions contemplated hereby (the “Acquisition Engagement”), and in connection with this Agreement and the transactions contemplated hereby, Gibson Dunn has not acted as counsel for any other Person, including Buyer.

(b) Buyer shall not have access to the files of Gibson Dunn relating to the Acquisition Engagement, whether or not the Closing occurs. Buyer, on behalf of itself and its Affiliates (including after the Closing, the Company) expressly (i) consents to Gibson Dunn’s representation of Seller and/or its Affiliates and/or any of their respective agents (if any of the foregoing Persons so desire) in any matter that relates to this Agreement and the transactions contemplated hereby, including any post-Closing matter in which the interests of Buyer and the Company, on the one hand, and Seller or any of its Affiliates, on the other hand, are adverse and (ii) consents to the disclosure by Gibson Dunn to Seller or its Affiliates of any information learned by Gibson Dunn in the course of its representation of Seller, the Company or their respective Affiliates in connection with this Agreement and the transactions contemplated hereby, whether or not such information is subject to attorney-client privilege, attorney work product protection, or Gibson Dunn’s duty of confidentiality.

(c) Buyer, on behalf of itself and its Affiliates (including after the Closing, the Company) further covenants and agrees that each shall not assert any claim against Gibson Dunn in respect of legal services provided to the Company or its Affiliates by Gibson Dunn in connection with this Agreement or the transactions contemplated hereby.

(d) From and after the Closing, the Company shall cease to have any attorney-client relationship with Gibson Dunn, unless and to the extent Gibson Dunn is expressly engaged in writing by the Company to represent the Company after the Closing.

Section 12.17 Headings and Gender; Construction; Interpretation.

(a) The table of contents, captions and section headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement. All references in this Agreement to “Section” or “Article” shall be deemed to be references to a Section or Article of this Agreement.

(b) Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context requires. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. References to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.

Section 12.18 Counterparts. This Agreement may be executed and delivered in several counterparts, including through facsimile or electronic signatures, each of which is an original and all of which constitute one and the same agreement. No Party shall become bound by this Agreement or any other instrument executed by counterpart until all Parties hereto have affixed their respective signatures hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have signed this Agreement in multiple counterparts, all as of the date first above written.

SELLER:

Atmos Energy Holdings, Inc.

By:	/s/ BRET J. ECKERT
Name:	Bret J. Eckert
Title:	Vice President and Chief Financial Officer

BUYER

CenterPoint Energy Services, Inc.

By:	/s/ JOSEPH B. MCGOLDRICK
Name:	Joseph B. McGoldrick
Title:	President

SIGNATURE PAGE

TO

MEMBERSHIP INTEREST PURCHASE AGREEMENT

List of Omitted Exhibits and Schedules

The following exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted exhibit or schedule will be furnished supplementally to the Securities and Exchange Commission upon request.

Exhibits

Exhibit No.	Description

Exhibit A-1 Exhibit A-2	Form of Base Contract Form of Special Provisions to NAESB Base Contract
Exhibit A-3	Short Form Base Contract
Exhibit A-4	Form of Small Gas Service Contract
Exhibit A-5	Form of Small Gas Service Contract (Irrigation)
Exhibit B	Form of Non-Competition Agreement
Exhibit C	Form of Indemnity Escrow Agreement
Exhibit D	Transition Services Agreement List of Services

Disclosure Schedules

Section No.	Description

Section 1.1	Permitted Encumbrances
Section 2.4	Net Working Capital
Section 3.5	Consents
Section 3.6(a)	Contracts of the Company
Section 3.6(e)	Shared Contracts
Section 3.7	Company Personal Property
Section 3.8(a)	Financial Information
Section 3.8(c)	Outstanding Indebtedness
Section 3.9	Compliance with Laws
Section 3.10	Litigation
Section 3.12	Permits
Section 3.13	Absence of Certain Changes and Events
Section 3.15(a)	Customers
Section 3.17(a)	Real Property
Section 3.18	Undisclosed Liabilities
Section 3.19	Tax Matters
Section 3.20(a)	Environmental Matters
Section 3.21	Insurance
Section 3.22	Bank Accounts
Section 3.23	Seller and Affiliate Interests and Transactions
Section 3.24(a)	Managers and Officers
Section 3.24(b)	Power of Attorney
Section 3.25(b)	Employees

Section 3.26(a)	Company Plans; Plans
Section 3.26(j)	280G Payments
Section 3.27	Intellectual Property
Section 4.3	Buyer Consents
Section 5.2(i)	Excluded Assets and Liabilities
Section 7.1	Pre-Closing Conduct of Business
Section 7.2(a)	Pre-Closing Supplemental Disclosure
Section 7.10(a)	Letters of Credit
Section 7.10(b)	Continuing Guarantees
Section 8.1(a)	Departing Employees